UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                    IGI, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  449575 10 9
                                 (CUSIP Number)


                            ANN F. CHAMBERLAIN, ESQ.
                                BINGHAM DANA LLP
                                399 PARK AVENUE
                         NEW YORK, NEW YORK 10022-4689
                                 (212) 318-7700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 6, 2002
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f)or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP NO. 449575 10 9
(1)      Name of reporting persons...................   Vetoquinol U.S.A., Inc.
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  [ ]
         group (see instructions)....................
                                                           (b)  [ ]
(3)      SEC use only................................
(4)      Source of funds (see instructions)..........      WC

(5)      Check if disclosure of legal proceedings
         is required pursuant to items 2(d) or
         2(e)........................................      [ ]

(6)      Citizenship or place of organization........      State of Delaware

Number of shares beneficially owned by
each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      None

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      None

(11)     Aggregate amount beneficially owned by each
         reporting person............................      4,471,213

(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      [ ]

(13)     Percent of class represented by amount in
         Row (11)....................................      39.7%

(14)     Type of reporting person (see instructions).      CO

     This Schedule 13D is filed by Vetoquinol U.S.A., Inc. ("VETOQUINOL"). The inclusion in this Statement of information regarding Vetoquinol's parent, Vetoquinol, S.A., and Vetoquinol S.A.'s parent, Soparfin SCA, shall not be construed as an admission that either Vetoquinol, S.A. or Soparfin SCA is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the Common Stock, par value $0.01 per share (the "COMMON STOCK"), of IGI, Inc., a Delaware corporation (the "COMPANY"). The Company's principal executive offices are located at Wheat Road & Lincoln Avenue, Buena, New Jersey 08310-0687.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f) The name of the person filing this Statement is Vetoquinol U.S.A., Inc., a Delaware corporation, which is a wholly-owned subsidiary of Vetoquinol S.A., which, in turn, is a subsidiary of Soparfin SCA. Vetoquinol is principally engaged in the animal health business. The address of its principal executive office is 2000 Chemin Georges, Lavaltrie, Quebec, Canada J0K 1H0.

     The places of organization, principal businesses and addresses of the principal offices of Vetoquinol S.A. and Soparfin SCA are set forth in ANNEX I hereto. The name, address, citizenship and present principal occupation or employment of each of the executive officers and directors of Vetoquinol, Vetoquinol S.A. and Soparfin SCA, as of the date hereof, are set forth in ANNEX I hereto. ANNEX I is incorporated herein by reference.

     (d) and (e) Neither Vetoquinol nor any person named on ANNEX I hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) Not applicable.

     (b) Not applicable.

     (c) On February 6, 2002, Vetoquinol entered into an asset purchase agreement (the "ASSET PURCHASE AGREEMENT") with the Company providing for the purchase by Vetoquinol of substantially all of the assets of the Company's companion pet products division, a transaction requiring stockholder approval under Section 271 of the Delaware General Corporation Law (the "DGCL"). To facilitate consummation of the transactions contemplated under the Asset

Purchase Agreement, Vetoquinol entered into Stockholder Voting Agreements (each a "STOCKHOLDER VOTING AGREEMENT") and Irrevocable Proxies (each an "IRREVOCABLE PROXY") with the stockholders of the Company listed on ANNEX II hereto (each a "VOTING AGREEMENT STOCKHOLDER"). Each Voting Agreement Stockholder is the record or beneficial owner of such number of shares of the Company's Common Stock as indicated on ANNEX II hereto (the "SHARES", together with any and all other shares of the Company's Common Stock or voting securities of the Company acquired by a Voting Agreement Stockholder after February 6, 2002 and prior to the earlier of (y) the Voting Agreement Expiration Date (as defined below) and
(z) the Record Date (as defined below), the "SUBJECT SHARES").

     Pursuant to the Stockholder Voting Agreements, each Voting Agreement Stockholder has agreed regarding the Subject Shares that, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, each Voting Agreement Stockholder shall vote (or to the extent such Subject Shares are beneficially owned and not owned of record by such Voting Agreement Stockholder, such Voting Agreement Stockholder shall cause to be voted), to the extent such Subject Shares are outstanding on any record date for such meeting or such action or approval by written consent (the "RECORD DATE") such Voting Agreement Stockholder's Subject Shares in favor of the sale of assets contemplated by the Asset Purchase Agreement and approval of any matter that could reasonably be expected to facilitate the transactions contemplated therein.

     The Stockholder Voting Agreements terminate upon the earlier to occur of such date and time as (i) immediately following the authorization of the sale of the assets contemplated by the Asset Purchase Agreement in accordance with
Section 271 of the DGCL and (ii) termination of the Asset Purchase Agreement in accordance with its terms (the "VOTING AGREEMENT EXPIRATION DATE") .

     Pursuant to the Irrevocable Proxies, the Voting Agreement Stockholders have irrevocably empowered Vetoquinol, at any time prior to the termination of the Stockholder Voting Agreements in accordance with their terms (the "PROXY EXPIRATION DATE"), to exercise all voting rights (including, without limitation, the power to execute and deliver written consents with respect to the Subject Shares) of each Voting Agreement Stockholder, solely to the extent set forth as follows: at every annual, special or adjourned or postponed meeting of stockholders of the Company, and in every written consent in lieu of such a meeting, or otherwise, in favor of the sale of assets contemplated by the Asset Purchase Agreement, and any matter that could reasonably be expected to facilitate the transactions contemplated by the Asset Purchase Agreement.

     Further, Vetoquinol may only exercise the Irrevocable Proxies to vote the Subject Shares subject thereto at any time prior to the Proxy Expiration Date at every annual, special or adjourned or postponed meeting of the stockholders of IGI and in every written consent in lieu of such meeting, in favor of the sale of assets contemplated by the Asset Purchase Agreement and any matter that could reasonably be expected to facilitate the transactions contemplated by the Asset Purchase Agreement, and may not exercise the Irrevocable Proxies on any other matter. The Voting Agreement Stockholders may vote the Subject Shares on all other matters.

     (d) Not applicable.

     (e) Not applicable.

     (f) Other than as a result of the transaction contemplated by the Asset Purchase Agreement, not applicable.

     (g) Not applicable.

     (h) Not applicable.

     (i) Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As a result of the Stockholder Voting Agreements and the Irrevocable Proxies, Vetoquinol may be deemed to be the beneficial owner of at least 4,471,213 shares of Company Common Stock. Such Company Common Stock constitutes approximately 39.7% of the issued and outstanding shares of Company Common Stock based on the number of shares of Company Common Stock outstanding as of February 6, 2002 (as represented by the Company in the Asset Purchase Agreement discussed in Item 4).

     No person listed on ANNEX I has an ownership interest in the Company.

     (c) No transactions in the class of securities reported have been effected during the past sixty days by any person named in Item 2.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

     Aside from the Asset Purchase Agreement and the exhibits thereto, the Stockholder Voting Agreements and the Irrevocable Proxies, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT.

     The following documents are filed as exhibits:

------------------- -----------------------------------------------------------
   Exhibit No.      Description

------------------- -----------------------------------------------------------
        1 Form of Stockholder Voting Agreement, including Form of Irrevocable Proxy attached thereto as Annex 1, dated as of February 6, 2002, between Vetoquinol U.S.A., Inc. and each of the Stockholders of the Company set forth on ANNEX II.
------------------- -----------------------------------------------------------
        2 Asset Purchase Agreement, dated as of February 6, 2002, between IGI, Inc. and Vetoquinol U.S.A., Inc., which is incorporated by reference to the 8-K filed by IGI, Inc. on February 7, 2002.

------------------- -----------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 13, 2002

                                                 VETOQUINOL U.S.A., INC.


                                                 By /s/ Normand Robichaud
                                                   -------------------------
                                                   Normand Robichaud
                                                   President

                                 EXHIBIT INDEX


------------------- -----------------------------------------------------------
   Exhibit No.      Description

------------------- -----------------------------------------------------------
        1 Form of Stockholder Voting Agreement, including Form of Irrevocable Proxy attached thereto as Annex 1, dated as of February 6, 2002, between Vetoquinol U.S.A., Inc. and each of the Stockholders of the Company set forth on ANNEX II.

------------------- -----------------------------------------------------------
        2 Asset Purchase Agreement, dated as of February 6, 2002, between IGI, Inc. and Vetoquinol U.S.A., Inc., which is incorporated by reference to the 8-K filed by IGI, Inc. on February 7, 2002.

------------------- -----------------------------------------------------------

                                    ANNEX I

          DIRECTORS AND EXECUTIVE OFFICERS OF VETOQUINOL U.S.A., INC.

         The name and present principal occupation and employment of each executive officer and director of Vetoquinol is set forth below. The business address of Mr. Frechin is c/o Laboratoire Vetoquinol, 34, rue du Chene Sainte-Anne, 70200, Magny-Vernois, France. The business address of Mr. Robichaud is c/o Vetoquinol North America Inc., 2000 Chemin Georges, Lavaltrie, Quebec, Canada J0K 1H0. Vetoquinol North America Inc. is organized under the laws of Canada, is principally engaged in the animal health business, and has a principal address at 2000 Chemin Georges, Lavaltrie, Quebec, Canada J0K 1H0. Mr. Robichaud is a citizen of Canada and Mr. Frechin is a citizen of France.


-------------------------------   ---------------------------------------------
NAME AND TITLE                     PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT

-------------------------------   ---------------------------------------------
Etienne Frechin                    Vetoquinol S.A. (described below).
Chairman

-------------------------------   ---------------------------------------------
Normand Robichaud                  Vetoquinol North America Inc.
President and Director

-------------------------------   ---------------------------------------------


              DIRECTORS AND EXECUTIVE OFFICERS OF VETOQUINOL S.A.

     The name and present principal occupation and employment of each executive officer and director of Vetoquinol S.A. is set forth below. Vetoquinol S.A. is organized under the laws of France, is principally engaged in the animal health business, and has a principal address at 34 rue du Chene Sainte Anne, Magny Vernois, 70200, Lure, France. Except for Mr. Robichaud, the business address of each person listed below is c/o Laboratoire Vetoquinol, 34 rue du Chene Sainte Anne, Magny Vernois, 70200, Lure, France. The business address of Mr. Robichaud is c/o Vetoquinol North America Inc., 2000 Chemin Georges, Lavaltrie, Quebec, Canada J0K 1H0. Each person listed below is a citizen of France, except Mr. Robichaud who is a citizen of Canada.

-------------------------------   ---------------------------------------------------
NAME AND TITLE                     PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT

-------------------------------   ---------------------------------------------------
Etienne Frechin                    Vetoquinol S.A. (described above)
Chairman and Managing Director

-------------------------------   ---------------------------------------------------
Normand Robichaud                  Vetoquinol North America Inc. (described above)
Director
-------------------------------   ---------------------------------------------------
Martine Frechin                    Unemployed
Board Member

-------------------------------   ---------------------------------------------------
Francois Frechin                   Retired
Board Member

-------------------------------   ---------------------------------------------------
Jean-Charles Frechin               Pharmacist, at Pharmacie Principale Frechin, which
Board Member                       has a principal business address at 1 avenue de la
                                   Republique, 7020, Lure, France, and which is
                                   principally engaged in the business of
                                   pharmaceuticals.

-------------------------------   ---------------------------------------------------
Marie-Claude Frechin               Unemployed
Board Member

-------------------------------   ---------------------------------------------------



               DIRECTORS AND EXECUTIVE OFFICERS OF SOPARFIN SCA.

     The name and present principal occupation and employment of each executive officer and director of Soparfin SCA is set forth below. Soparfin SCA is organized under the laws of France, is principally engaged as a financial holding business, and has a business address at 50 rue du Paradis, 75010, Paris, France. The business address of each person listed below is c/o Laboratoire Vetoquinol, 34 rue du Chene Sainte Anne, Magny Vernois, 70200, Lure, France. Each person listed below is a citizen of France.


-------------------------------------   ---------------------------------------------------------------
NAME AND TITLE                           PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT

-------------------------------------   ---------------------------------------------------------------
Etienne Frechin                          Vetoquinol S.A. (described above)
Managing Director

-------------------------------------   ---------------------------------------------------------------
Martine Frechin                          Unemployed
President of the Supervisory Board

-------------------------------------   ---------------------------------------------------------------
Delphine Lefebvre                        Training Adviser at U.F.C.V., which has a principal business
Member of Supervisory Board              address at Rue des Recollets, 67000, Strasbourg, France, and which is principally engaged in the business of vocational training organization.

-------------------------------------   ---------------------------------------------------------------
Matthieu Frechin                         Vetoquinol S.A. (described above)
Member of Supervisory Board

-------------------------------------   ---------------------------------------------------------------
Benedicte Leurs                          Unemployed
Member of Supervisory Board

-------------------------------------   ---------------------------------------------------------------
Luc Frechin                              Engineer at Thales Raython Systems, which has a principal
Member of Supervisory Board              business address at 1 av. Carnot, 91300, Massy, France, and which is principally engaged in the business of
                                         microelectronics.

-------------------------------------   ---------------------------------------------------------------

                                    ANNEX II

                         VOTING AGREEMENT STOCKHOLDERS

     The following table sets forth the name and business address of each Voting Agreement Stockholder, and the amount of shares that each beneficially owns as of February 6, 2002. Note that the amounts set forth for Dr. Edward and Jane Hager's shares both include 639,815 shares held as co-trustees of the Hager Family Trust, in which the two share voting and investment power; this number has been subtracted out of the total to avoid duplication.


------------------------------------------------------ ----------------------------
Voting Agreement Stockholder and Business Address       Shares Beneficially Owned

------------------------------------------------------ ----------------------------
C.L. Hampers, M.D.                                             48,929
61 Spit Brook Road, Suite #408A
Nashua, New Hampshire 08063
------------------------------------------------------ ----------------------------
Donald Joseph                                                  21,651
27104 Southwoods Lane
Mettawa, Illinois 60048
------------------------------------------------------ ----------------------------
Earl R. Levi                                                    58,672
58 Ford Road
Sudbury, MA 01776
------------------------------------------------------ ----------------------------
Stephen J. Morris                                            2,501,349
66 Navesink Avenue
Rumson, NJ 17760
------------------------------------------------------ ----------------------------
Terrence O'Donnell                                              50,829
5133 Yuma Street N.W.
Washington, D.C. 00016
------------------------------------------------------ ----------------------------
Kenneth J. Jones                                                 5,470
1525 Locust Street, Suite 1301
Philadelphia, PA 19102
------------------------------------------------------ ----------------------------
Jane E. Hager                                                1,177,496
Pinnacle Mt. Farms
Lyndeborough, NH 03082
------------------------------------------------------ ----------------------------
Dr. Edward B. Hager                                          1,246,632
38 Cardinal Lane
Ocean Reef Club
Key Largo, FL 33037
------------------------------------------------------ ----------------------------
TOTAL                                                        4,471,213
------------------------------------------------------ ----------------------------

                                                           EXHIBIT 1
                                                           EXECUTION VERSION

                          STOCKHOLDER VOTING AGREEMENT

          This Stockholder Voting Agreement (the "AGREEMENT") dated as of February 6, 2002, is by and among Vetoquinol USA, Inc. ("VETOQUINOL"), a Delaware corporation, and the undersigned stockholders (collectively, the "STOCKHOLDERS" and each a "STOCKHOLDER") of IGI, Inc. ("IGI"), a Delaware corporation. The capitalized terms used in this Agreement, if not defined herein, shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).

                                   RECITALS:

          A. Vetoquinol desires to enter into an Asset Purchase Agreement (the "PURCHASE AGREEMENT") with IGI, dated or to be dated as of or about the date of this Agreement and as it may be amended from time to time in accordance with its terms, which provides for the purchase by Vetoquinol from IGI of certain assets of IGI, as described therein.

          B. Each Stockholder is the record holder or beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of IGI Common Stock, $.01 par value per share ("IGI COMMON STOCK") as is indicated next to such Stockholder's name on the signature page of this Agreement (the "SHARES").

          C. Vetoquinol desires each Stockholder to agree and each Stockholder is willing to agree as provided in this Agreement (i) not to transfer or otherwise dispose of any of the Stockholder's Shares, and any and all other shares of IGI Common Stock or voting securities of IGI acquired after the date hereof and prior to the earlier of (y) the Expiration Date (as defined in Section 7 below) and (z) the Record Date (as defined in Section 2 below) (in each case, together with the Shares, the "SUBJECT SHARES"), except as contemplated hereunder; and (ii) to vote the Subject Shares in favor of the sale of assets contemplated by the Purchase Agreement.

          D. Vetoquinol would not be willing to enter into the Purchase Agreement, or to incur the significant out-of-pocket and opportunity costs of proceeding with the actions necessary to consummate the transactions contemplated therein, unless each Stockholder enters into this Agreement.

          NOW, THEREFORE, intending to be legally bound, the parties, severally and not jointly, agree as follows:

          1. Agreement To Retain. Each Stockholder agrees not to directly or indirectly prior to the Record Date (as defined in Section 2 below): (i) transfer or consent to or permit any transfer of any of such Stockholder's Subject Shares or any interest therein; or (ii) to the extent inconsistent with
Section 2 below, (w) enter into any contract, option, or other agreement or understanding with respect to any transfer of any of such Stockholder's Subject Shares or any interest therein; (x) except as contemplated by this Agreement, grant any proxy, power of attorney, or other authorization in or with respect to such Stockholder's Subject Shares; (y) except as contemplated by this Agreement, deposit such Stockholder's Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Stockholder's Subject Shares; or (z) tender such Stockholder's Subject Shares in any transaction until after the Record Date (as defined in Section 2 below). Notwithstanding the foregoing, nothing in this Agreement shall prevent or inhibit any Stockholder from transferring any Subject Shares or any interest therein, if prior to such transfer the transferee agrees in a writing delivered to Vetoquinol to assume all of the obligations of such Stockholder under this Agreement and no consent of Vetoquinol shall be required to effect any such transfer. For the purposes of this Agreement, the term "TRANSFER" excludes pledge or other encumbrance.

          2. Agreement to Vote. At every meeting of the stockholders of IGI called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of IGI with respect to any of the following, each Stockholder shall vote (or to the extent such Subject Shares are beneficially owned and not owned of record by such Stockholder, such Stockholder shall cause to be voted), to the extent such Subject Shares are outstanding on any record date for such meeting or such action or approval by written consent (the "RECORD DATE") such Stockholder's Subject Shares in favor of the sale of assets contemplated by Purchase Agreement and approval of any matter that could reasonably be expected to facilitate the transactions contemplated therein.

         3. Irrevocable Proxy. At the request of Vetoquinol, each Stockholder agrees to deliver to Vetoquinol an irrevocable proxy in the form attached hereto as ANNEX 1 (the "PROXY") designating such persons as proxies as Vetoquinol shall specify.

          4. Representations, Warranties and Covenants of the Stockholder. Each Stockholder hereby, severally and not jointly, represents, warrants and covenants to Vetoquinol with respect to him, her or itself as follows:

          4.1. Ownership of Subject Shares. Such Stockholder: (i) is the record holder or beneficial owner of the Stockholder's Shares; (ii) does not beneficially own any shares of capital stock of IGI other than such Stockholder's Shares (excluding shares as to which such Stockholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

          4.2. Authorization. This Agreement has been duly authorized, executed, and delivered by such Stockholder, and constitutes such Stockholder's valid and binding agreement, enforceable against such Stockholder in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws of general application respecting creditors' rights and by general equitable principles. Such Stockholder's execution and delivery of this Agreement, performance of obligations hereunder, and consummation of the transactions contemplated hereby will not: (i) result in a violation of, default under, or conflict with any contract, trust, commitment, agreement, understanding, arrangement, or restriction of any kind to which the Stockholder is a party or by which such Stockholder is bound or to which such Stockholder's Shares are subject, or (ii) violate or require any consent, approval, or notice under any provision of any judgment, order, decree, statute, law, rule or regulation applicable to such Stockholder or such Stockholder's Shares other than pursuant to the Exchange Act.

          4.3. Reliance. Such Stockholder understands and acknowledges that Vetoquinol is entering into the Purchase Agreement in reliance upon such Stockholder's execution and delivery of this Agreement, and that the Stockholder's Proxy is granted to induce Vetoquinol to do so.

          5. No Limitation on Discretion as Director or Officer. This Agreement is intended solely to apply to the exercise by the Stockholder, in its, his or her individual capacity, of rights attaching to ownership of the Subject Shares, and nothing herein shall be deemed to apply to, or to limit in any manner the discretion of the Stockholder with respect to, any action which may be taken or omitted by him or her acting in his or her fiduciary capacity as a director or officer of IGI. These actions include, without limitation, any actions permitted to be taken by IGI and its directors, officers, employees, agent and other representatives under Section 6.07 of the Purchase Agreement.

          6. Consent and Waiver. Each Stockholder hereby gives any consents or waivers other than as a Stockholder of IGI that are required for the consummation of the sale of assets contemplated by the Purchase Agreement under the terms of any agreements to which such Stockholder is a party or pursuant to any rights such Stockholder may have.

          7. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. For the purposes of this Agreement, the term "EXPIRATION DATE" shall mean the earlier to occur of such date and time as (i) immediately following the authorization of the sale of the assets contemplated by the Purchase Agreement in accordance with Section 271 of the General Corporation Law of the State of Delaware and (ii) termination of the Purchase Agreement in accordance with its terms.

          8. Miscellaneous.

          8.1. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid provision.

          8.2. Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either party without prior written consent of the other. Notwithstanding the preceding sentence, Vetoquinol may assign this Agreement, without the consent of any Stockholder, to a permitted assignee under the Purchase Agreement.

          8.3. Certain Events. Each Stockholder agrees that this Agreement and such Stockholder's obligations hereunder will attach to such Stockholder's Subject Shares and will be binding on any person or entity to which legal or beneficial ownership of any of the Stockholder's Subject Shares may pass, whether by operation of law or otherwise, including without limitation such Stockholder's heirs, legatees, successors, and assigns.

          8.4. Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a writing by the parties hereto; provided, that this Agreement may be modified, amended, altered or supplemented, as between Vetoquinol and any one or more Stockholders, upon the execution and delivery of a writing executed by Vetoquinol and such Stockholders.

          8.5. Specific Performance; Several Liability.

          (a) The parties hereto acknowledge that Vetoquinol may be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of each of the Stockholders set forth herein. Accordingly, it is agreed that, in addition to any other remedies that may be available to Vetoquinol upon any such violation, Vetoquinol shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Vetoquinol at law or in equity. Nothing contained herein shall release any Stockholder from any liability arising from any breach by it of its representations, warranties, covenants or agreements in this Agreement.

          (b) Notwithstanding any other provision of this Agreement, the obligations and representations and warranties of each Stockholder hereunder are several, and not joint or joint and several.

          8.6. Notices. All notices, requests, claims, demands and other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand or sent by confirmed facsimile or email (with the original to follow by first class mail, postage prepaid) or sent, postage prepaid, by registered or certified mail or internationally recognized express courier service and shall be deemed given when so delivered by hand, email or facsimile or if mailed, five (5) days after mailing (two (2) business day in the case of overnight courier service) at the following addresses (or at such other address for a party as shall be specified by like notice):

          if to Vetoquinol, to:

          Vetoquinol North America Inc.
          2000 Chemin Georges
          Lavaltrie
          Quebec, Canada  J0K 1H0
          Attention:  Normand Robichaud
          Telephone:  450-586-2252
          Facsimile:  450-759-0641
          Email:  nrobichaud@vetoquinol.ca
          with a copy to:

          Bingham Dana LLP
          399 Park Avenue
          New York, NY  10022
          Attention:  Craigh Leonard, Esq.
          Telephone:  212-318-7700
          Facsimile:  212-752-5378
          Email:  cleonard@bingham.com

          if to any Stockholder:

          To the address for notice set forth for such Stockholder next to such Stockholder's name on the signature page hereof.

          with a copy to:

          Hale and Dorr LLP
          60 State Street
          Boston, MA 02109
          Attention:  Jeffrey N. Carp, Esq.
          Telephone:  617-526-6000
          Facsimile:  617-526-5000
          Email:  jeffrey.carp@haledorr.com

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

          8.7. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice of law principle that would dictate the application of the laws of another jurisdiction.

          8.8. Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

          8.9. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, and which together shall constitute one and the same agreement.

          8.10. Section Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

          8.11. Construction. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

          8.12. Consent to Jurisdiction; Waiver of Jury Trial. Each party hereby submits and consents to the nonexclusive personal jurisdiction in any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in a federal court located in the State of Delaware or in a Delaware state court. Any process, summons, notice or document delivered by mail to the address set forth in Section 8.6 hereof shall be effective service of process for any action, suit or proceeding in any Delaware state court or any federal court located in the State of Delaware with respect to any matters to which such party has submitted to jurisdiction in this Section 8.12. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suite or proceeding arising out of this Agreement or the transactions contemplated hereby in any Delaware state court or any federal court located in the State of Delaware, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

          IN WITNESS WHEREOF, the parties have caused this Stockholder Voting Agreement to be duly executed on the date and year first above written.

                                         VETOQUINOL USA, INC.



                                         By:_________________________________
                                            Name:
                                            Title:

                 SIGNATURE PAGE TO STOCKHOLDER VOTING AGREEMENT



                                   STOCKHOLDER:



                                   By_______________________________________

                                   Name (print)____________________________


                                   Stockholder's Address for Notice:

                                   ------------------------------------------

                                   ------------------------------------------

                                   ------------------------------------------

                                   Telephone:_________________________________

                                   Facsimile:_________________________________

                                   Email:____________________________________

                                   Shares owned:

                                   _____________________ shares of Common Stock

                                   Shares subject to outstanding options:

                                   _____________________ shares of Common Stock

                                                                        ANNEX 1

                               IRREVOCABLE PROXY

         The undersigned stockholder of IGI, Inc. ("IGI"), a Delaware corporation, hereby irrevocably (to the extent provided in Section 212 of the Delaware General Corporation Law) appoints _______ and ________, and each of them individually, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's right, subject to the following paragraphs, with respect to the shares of capital stock of IGI beneficially owned by the undersigned as of the date hereof, which shares are listed on the final page of this Proxy (the "SHARES"), and any and all other shares of IGI Common Stock or voting securities of IGI acquired after the date hereof and prior to the earlier of the (i) day that that certain Stockholder Voting Agreement (the "VOTING AGREEMENT"), dated as of February 6, 2002, by and among Vetoquinol USA Inc. and the IGI stockholders party thereto shall have been terminated in accordance with the terms thereof (such expiration date of this Proxy, the "EXPIRATION DATE") and (ii) the Record Date, as defined in the Voting Agreement (together with the Shares, the "SUBJECT SHARES"). Upon the execution hereof, all prior proxies with respect to the matters covered by this Proxy given by the undersigned with respect to the Subject Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no such subsequent proxies will be given.

         This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law) and is granted pursuant to the Voting Agreement. The attorneys and proxies named above will be empowered at any time prior to the Expiration Date to exercise all voting rights (including, without limitation, the power to execute and deliver written consents with respect to the Subject Shares) of the undersigned, solely to the extent set forth as follows: at every annual, special or adjourned or postponed meeting of stockholders of IGI, and in every written consent in lieu of such a meeting, or otherwise, in favor of the sale of assets contemplated by the Purchase Agreement, as defined in the Voting Agreement, and any matter that could reasonably be expected to facilitate the transactions contemplated by the Purchase Agreement.

         The attorneys and proxies named above may only exercise this proxy to vote the Subject Shares subject hereto at any time prior to the Expiration Date at every annual, special or adjourned or postponed meeting of the stockholders of IGI and in every written consent in lieu of such meeting, in favor of the sale of assets contemplated by the Purchase Agreement and any matter that could reasonably be expected to facilitate the transactions contemplated by the Purchase Agreement, and may not exercise this proxy on any other matter. The undersigned stockholder may vote the Subject Shares on all other matters.

         All obligations of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

                  This proxy is irrevocable.

                                          Dated:_____________________, 2002

                                          SIGNATURE OF STOCKHOLDER:



                                          ------------------------------------

                                          Print Name of Stockholder:

                                          ------------------------------------

                                          Shares owned:

                                          ____________ shares of Common Stock



                                          Shares subject to outstanding options:

                                          ____________ shares of Common Stock

                                                              EXHIBIT 2
                                                              EXECUTION VERSION

                            ASSET PURCHASE AGREEMENT

     ASSET PURCHASE AGREEMENT (together with the Annexes, Schedules and Exhibits attached hereto, this "AGREEMENT"), dated as of February 6, 2002 by and between VETOQUINOL U.S.A., Inc., a Delaware corporation (the "BUYER"), and IGI, INC., a Delaware corporation (the "SELLER"). Capitalized terms used in this Agreement are defined or otherwise referenced in Section 10.03.

                              W I T N E S S E T H:

     WHEREAS, the Seller is in the business of the production and marketing of companion pet products (the "PRODUCTS") such as pharmaceuticals, nutritional supplements and grooming aids and formulations under the names EVSCO Pharmaceuticals, Tomlyn and Luv `Em (collectively, the "PET BUSINESS"); and

     WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, the Purchased Assets, and the Buyer has agreed to assume the Assumed Liabilities, in each case in connection with the Pet Business and upon the terms and conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the mutual representations and warranties and covenants made herein, the Buyer and the Seller, each intending to be legally bound, hereby agree as follows:


                                   ARTICLE I

                          PURCHASE AND SALE OF ASSETS

                          Purchase and Sale of Assets.

     Section 1.01. Purchase and Sale of Assets.

     (a) At the Closing provided for in Section 2.01, on the terms and subject to the conditions set forth in this Agreement, the Seller shall, or shall cause its Subsidiaries to, sell, convey, transfer, assign and deliver to the Buyer, free and clear of any and all Liens and Encumbrances, and the Buyer shall purchase and acquire from the Seller or its Subsidiaries, as applicable, all of the right, title and interest of the Seller or its Subsidiaries, as applicable, in and to all of the assets used solely in the Pet Business existing on the Closing Date other than the Excluded Assets (collectively, the "PURCHASED ASSETS"). The Purchased Assets include the following:

          (i) all inventories solely of the Pet Business including, without limitation, raw materials, work in progress, consigned goods, finished goods, packaging and labels (including, without limitation, any of the foregoing owned by the Seller and held for the benefit of the Seller or its Subsidiaries and in the possession of third party manufacturers, suppliers, dealers or others in transit) (the "INVENTORY"),

          (ii) except as provided in Section 1.01(b)(ii), all items of personal property used solely in connection with the Pet Business including, without limitation, the personal property set forth on Schedule 1.01(a)(ii);

          (iii) except for the Novasome Technology and as provided in Section 1.01(b)(i), all past and current product formulations, specifications, processes, trade secrets, inventions for which no patents are pending, industrial rights and technological know-how owned by the Seller or any of its Subsidiaries relating solely to the Products, any of the Purchased Assets, or the Pet Business (excepting the Novasome Technology and as provided in Section 1.01(b)(i), the "TECHNOLOGY") including, but not limited to, those set forth on Schedule 1.01(a)(iii);

          (iv) to the extent maintained by the Seller or any of its Subsidiaries, all books, records, files and other data of the Seller or any of its Subsidiaries (including those stored electronically) other than Accessible Financial Records, in each case relating solely to any of the Products, the Purchased Assets or the Pet Business, including, but not limited to, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, inventory reports of raw materials, packaging, goods in process and finished goods, production data, manufacturing and quality control records and procedures, customer complaint and inquiry files, research and development files, records, data and laboratory books, medical reports, files relating to the safety and effectiveness of each of the Products, adverse reaction reports, Product Registrations and regulatory files (including, but not limited to, all correspondence with any Governmental Entity), sales materials and records, strategic plans, internal financial statements, marketing and promotional surveys, material and research, trademark and Intellectual Property files and import and export records; provided that the Seller may maintain and retain copies of all such materials;

          (v) the agreements, personal property leases, contracts, licenses, leases, commitments, understandings, instruments, binding obligations and arrangements (oral or written) (A) set forth (or, in the case of oral contracts a description of the material terms of which are set forth) in
     Schedule 1.01(a)(v) or (B) that are entered into in the ordinary course of the Pet Business between the date hereof and the Closing Date (the "ASSUMED CONTRACTS");

          (vi) to the extent their transfer is permitted by Applicable Law, all approvals, consents, permits, licenses, registrations, authorizations and clearances of any Governmental Entity including, without limitation, all Product Registrations, FDA approvals, product clearances and any other product registrations issued or granted to the Seller or any of its Subsidiaries relating, in each case, solely to any of the Products, the Purchased Assets or the Pet Business (the "PERMITS") including, but not limited to, the Permits set forth on Schedule 1.01(a)(vi);

          (vii) all current and historical sales and promotional literature and other material of the Seller or any of its Subsidiaries relating solely to the Products, the Purchased Assets or the Pet Business, including, but not limited to, promotional pamphlets and brochures, samples, historical and current television, radio and other media advertising, historical and current print advertising and all artwork relating to sales and promotional literature; provided that the Seller may maintain and retain copies of all such materials;

          (viii) all labels, logo's, graphics and associated artwork, all current and historical packaging, and all litho screens, master silk screens, printing plates and associated tooling and material, in each case owned by the Seller or any of its Subsidiaries and relating solely to the Products, the Purchased Assets or the Pet Business including, but not limited to, those set forth on Schedule 1.01(a)(viii); provided that the Seller may maintain and retain copies of all such materials;

          (ix) except as set forth in Section 1.01(b)(i), all rights of the Seller in all Intellectual Property relating solely to any of the Products, the Purchased Assets or the Pet Business, including the goodwill associated therewith, and the Seller's or its Subsidiaries' right to sue for, and remedies against, past, present or future infringements thereof, and rights of priority and protection of interest therein;

          (x) all accounts receivable of the Seller or any of its Subsidiaries as of the Closing Date relating solely to the Pet Business (whether or not invoices have been issued), and any and all insurance policies and letters of credit relating to the payment thereof or to customer credit;

          (xi) all "OTHER RECEIVABLES" of the Seller or any of its Subsidiaries as of the Closing Date relating solely to the Pet Business, which shall include refunds, credits, allowances, rebates and other debt items owing by suppliers, vendors and others furnishing goods or providing services to the Pet Business;

          (xii) all prepaid expenses, advances or deposits with or paid to third parties of the Seller or any of its Subsidiaries relating solely to the Pet Business;

          (xiii) all goodwill of the Seller and its Affiliates relating solely to the Pet Business;

          (xiv) the domain names "TOMLYN.COM" and "EVSCOPHARM.COM", and the content at the domain names and Internet web sites set forth on Schedule 3.11(a) of the Disclosure Schedule to the extent such content relates solely to any of the Products, the Purchased Assets or the Pet Business;

          (xv) except as provided in Section 1.01(b)(vi), all claims, causes of action, judgments, indemnity or other rights that were or could have been instituted by the Seller or any of its Subsidiaries against any third party (collectively, "CLAIMS"), arising solely out of or relating solely to (A) any of the Purchased Assets arising before, on or after the Closing or (B) the conduct of the Pet Business as conducted before, on and after the Closing; and

          (xvi) except for the Novasome Technology, all Products of the Pet Business manufactured, packaged, marketed, sold or otherwise distributed on or prior to the Closing Date and owned by the Pet Business on the Closing Date, including any Discontinued Products so owned on the Closing Date, including those listed in Schedule 1.01(a)(xvi).

     (b) Notwithstanding anything in this Agreement to the contrary, specifically excluded from the Purchased Assets are the right, title and interest of the Seller, or any of its Subsidiaries, in or to any of following (collectively, the "EXCLUDED ASSETS"):

          (i) except to the extent incorporated in the Inventory as of the Closing Date and as provided in the Technology Rights Agreement, all right, title and interest of the Seller or any of its Subsidiaries in or to the Novasome Technology and any and all books, records, files and other data of the Seller or any of its Subsidiaries (including those stored electronically), relating to the Novasome Technology;

          (ii) all manufacturing equipment (the "MANUFACTURING EQUIPMENT") and racking and any Hazardous Substance stored in conjunction with the Pet Business located at Seller's facility (the "PLANT") at 701-711 Harding Road, Buena, New Jersey including the items set forth in Schedule 1.01(b)(ii), except for such Manufacturing Equipment as is covered by the Assumed Contracts;

          (iii) all right, title and interest of the Seller or any of its Subsidiaries in or to any real property, including but not limited to the Plant, other than to the extent set forth in the Transition Services Agreement, if any;

          (iv) all cash, short term investments and cash equivalents held by the Seller or any of its Subsidiaries;

          (v) all agreements, contracts, leases, licenses, commitments, understandings, instruments or any other binding obligation or arrangement (oral or written) to which the Seller or any of its Subsidiaries is a party or by which any of the Purchased Assets is bound or subject or which relates in any manner to the Pet Business and, which in each case, is not an Assumed Contract (except those relating to the Permits that the Buyer specifically assumes);

          (vi) all insurance policies of the Seller or any of its Subsidiaries and any rights thereunder;

          (vii) all books, records, files and data (including those stored electronically) of the Seller or any of its Subsidiaries (A) not relating solely to any of the Products, the Purchased Assets or the Pet Business, or (B) prepared in connection with this Agreement or the other Transaction Agreements or the transactions contemplated hereby and thereby (including all minute books and corporate records of the Seller and its Subsidiaries);

          (xiii) all claims, causes of action, judgments, indemnity or other rights arising out of or relating to any of the Excluded Assets or Retained Liabilities;

          (ix) all refunds, credits or overpayments with respect to Taxes;

          (x) all rights of the Seller and any of its Subsidiaries arising under this Agreement or the other Transaction Agreements or the transactions contemplated hereby and thereby;

          (xi) any domain name other than "TOMLYN.COM" and "EVSCOPHARM.COM", and any Internet web site other than those set forth on Schedule 3.11(a);

          (xii) the corporate name of the Seller, any derivations thereof and any trademarks, service marks, logo's, artwork or other marks related thereto;

          (xiii) those assets set forth on Schedule 1.01(b)(xiii);

          (xiv) the Accessible Financial Records; and

          (xv) any asset, property, right, contract or other agreement that is not included within the Purchased Assets.

     Section 1.02. Purchase Price.

     (a) In consideration of the sale, conveyance, transfer, assignment and delivery of the Purchased Assets by the Seller or its Subsidiaries, as applicable, pursuant to Section 1.01(a), the Buyer agrees to (i) pay to the Seller in accordance with Section 1.03, US $16,700,000 (Sixteen Million Seven Hundred Thousand Dollars) in the aggregate (subject to the adjustments, if any, contemplated by Section 1.06, the "PURCHASE PRICE") in cash at Closing, and
(ii) undertake, assume and agree to perform, and otherwise pay, satisfy and discharge the following liabilities, obligations, claims, demands, expenses, damages or responsibilities, if any, of any of the Seller or its Subsidiaries whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due (the "ASSUMED LIABILITIES") and no others:

          (i) All Current Liabilities reflected on the Final Statement of Working Capital;

          (ii) all liabilities and obligations of the Seller or any of its Subsidiaries under the Assumed Contracts to the extent included in the Purchased Assets and which are either Current Liabilities reflected on the Final Statement of Working Capital or which arise and relate to any period on or after the Closing; and

          (iii) all obligations for the repair, replacement or return of Products manufactured or sold in the ordinary course of the Pet Business prior to the Closing Date;

          (iv) those liabilities and obligations set forth on Schedule 1.02(a)(iv);

          (v) (A) during each twelve-month period beginning on each of the Closing Date and the first anniversary date thereof (each a "PRODUCTS LIABILITY PERIOD"), those liabilities and obligations relating to products liability claims made during such Products Liability Period and relating to Products sold in the ordinary course of the Pet Business prior to the Closing Date (the "PRODUCTS LIABILITY CLAIMS"), to the extent the aggregate amount of such liabilities and obligations in such Products Liability Period exceeds Two Million Dollars (net of any liability or obligation assumed under subsection (B) hereof in such Products Liability Period), but only to the extent of such excess; (B) during any Products Liability Period, those liabilities and obligations relating to Products Liability Claims made during such Products Liability Period for which the Seller is not entitled to any insurance recovery because of a deductible in any policy providing insurance coverage for Products Liability Claims, provided that the maximum liability of the Buyer under this sub-section
     (B) with respect to any Products Liability Claim shall not exceed $25,000;
     (C) with respect to any period after the second Products Liability Period, all liabilities and obligations relating to any Products Liability Claims made during such period; and (D) any and all liabilities and obligations for product liability claims made at any time relating to Products manufactured but not sold in the ordinary course of the Pet Business prior to the Closing Date.

          (vi) all liabilities and obligations relating solely to the Products, the Purchased Assets or the Pet Business, in each case to the extent arising out of and relating to any period on and after the Closing Date and not otherwise included in the Retained Liabilities other than those with respect to which the Buyer is entitled to indemnification pursuant to
     Section 9.01(a)(iii), (iv) or (v); and

          (vii) liabilities, debts, obligations and claims (other than those relating to Taxes, Indebtedness, violations of Applicable Laws, including Environmental Laws, the Excluded Assets, the Retained Liabilities or the Assumed Liabilities set forth in the preceding clauses (i)-(vi)) which do not exceed $100,000 in the aggregate.

     (b) On the terms and subject to the conditions set forth in this Agreement, the Bill of Sale and the Instrument of Assignment and Assumption, at the Closing, the Seller or its Subsidiaries shall assign to the Buyer all of their rights under the Assumed Contracts and the Permits and all of their obligations under the Assumed Contracts and the Permits, in each case to the extent such obligations arise on or after the Closing, and the Buyer shall accept the assignment of all of the Seller's or its Subsidiaries' rights thereunder and shall assume all of the Seller's or its Subsidiaries' obligations thereunder, to the extent such obligations arise on or after the Closing; provided, however, that the Seller or its Subsidiaries shall assign such rights and obligations only to the extent that such rights and obligations are assignable under such Assumed Contracts and Permits and Applicable Law, and no action hereunder shall constitute an assignment thereof, except to such extent and provided, further, that to the extent the consent of any Person to the assignment, or notice to a third party of the assignment, is required pursuant to the terms of such Assumed Contract, Permit or Applicable Law, no assignment or attempted assignment will be deemed to have been effected by the provisions of this Agreement without such consent or notice or waiver thereof. To the extent that such an Assumed Contract or Permit and Applicable Law permit such an assignment and the notice to or consent of any Person is required, the Seller or its Subsidiaries shall use commercially reasonable efforts to deliver to, and obtain from, the applicable Person the required consent or notice in accordance with the terms and conditions of the applicable Assumed Contract or Permit and of Applicable Law, and shall use commercially reasonable efforts to obtain any such required consents, upon terms substantially similar to those enjoyed by the Seller or its Subsidiaries under such Assumed Contract or Permit, prior to the Closing Date. To the extent that Applicable Law does not permit the Seller or its Subsidiaries to assign any Assumed Contract that would otherwise constitute a Purchased Asset, the Seller or its Subsidiary that is a party to such Contract shall (i) provide to the Buyer, at the request of the Buyer, the benefits of any such Contract, and (ii) enforce and perform, at the request and reasonable expense of the Buyer and to the extent commercially reasonable, for the account of the Buyer, any rights or obligations of the Seller or its Subsidiaries arising from any such Contract against or in respect of any third party, including the right to elect to terminate any Contract in accordance with the terms thereof upon the advice of the Buyer, or otherwise enter into with the Buyer such other reasonable arrangements sufficient to provide equivalent benefits and burdens to the Buyer; provided that the Buyer shall reimburse the Seller or its Subsidiaries for reasonable out-of-pocket expenses incurred by the Seller or its Subsidiaries in connection with entering into any such other arrangement. The Buyer shall, to the extent permitted by Applicable Law, perform and fulfill on a subcontractor basis or otherwise the obligations of the Seller and its Subsidiaries pursuant to the preceding sentence.

     (c) Notwithstanding anything in this Agreement to the contrary, the Buyer shall not assume, and the Seller shall be responsible for the payment, satisfaction, performance and discharge of all liabilities, obligations, claims, demands, expenses, damages or responsibilities of the Seller or any of its Subsidiaries other than the Assumed Liabilities, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due (collectively, the "RETAINED LIABILITIES").

     Section 1.03. Payment of Purchase Price. At the Closing, the Buyer shall deliver to the Seller US $16,700,000 (Sixteen Million Seven Hundred Thousand Dollars) (the "CLOSING PAYMENT") in immediately available funds by wire transfer to an account or accounts designated by the Seller.

     Section 1.04. Allocation of Purchase Price. Promptly following the Closing, the amount of the Purchase Price plus all Assumed Liabilities shall be allocated by the parties in accordance with Section 1060 of the Code. Neither the Seller nor the Buyer shall take any position on any return, declaration, report or information return or statement relating to Taxes inconsistent with such allocation, unless so required by Applicable Law or as a result of the application of Section 1.06(g). Notwithstanding any other provision of this Agreement, the agreement reached by the Seller and the Buyer pursuant to this
Section 1.04 shall survive indefinitely.

     Section 1.05. Further Assurances.

     (a) At the Closing and from time to time after the Closing, at the reasonable request of the Buyer and without further consideration, the Seller shall promptly execute and deliver, or cause its Subsidiaries to promptly execute and deliver, to the Buyer such agreements, certificates and other instruments of sale, conveyance, assignment and transfer, and take such other action, as may be reasonably requested by the Buyer (i) more effectively to sell, convey, assign and transfer to and vest in the Buyer (or to put the Buyer in possession of) any of the Purchased Assets or (ii) to assist the Buyer in registering the Buyer's rights in the Intellectual Property with the appropriate Governmental Entities in any jurisdiction as may be requested by the Buyer. In addition, at the Closing and from time to time after the Closing, at the reasonable request of the Buyer and without further consideration, the Seller shall take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the Buyer in doing, all things necessary, proper or advisable in connection with the preparation and filing with the appropriate Governmental Entities of all documents required to be prepared and filed in connection with the transfer of the Permits and the Product Registrations to the Buyer pursuant to this Agreement.

     (b) Notwithstanding anything in this Agreement to the contrary, but subject to the final sentence of Section 1.05(a), neither the Seller nor any of its Affiliates shall be responsible for or obligated to undertake the provision of any notice or other correspondence, the submission of any application, form, listing registration or any amendment, modification or supplement thereto or the taking of any action by the Buyer, the Parent or any of their respective Affiliates necessary, proper or advisable for the Buyer to make use or enjoy the benefits, privileges and rights associated with, or to own, the Purchased Assets, including without limitation, the Products and the Permits, nor shall any of the Seller or its Affiliates be liable for any failure by the Buyer, the Parent or any of their respective Affiliates to so provide, submit or otherwise act or for any consequences associated with any failure to so provide, submit or otherwise act.

     Section 1.06. Post Closing Adjustment.

     (a) Preliminary Statement of Working Capital. On or prior to the date which is ninety (90) days after the Closing Date, the Seller shall cause its independent accountants, KPMG LLP, to prepare a statement (which shall have been prepared pursuant to audit-like procedures) of the items comprising the Net Working Capital of the Pet Business (the "PRELIMINARY STATEMENT OF WORKING CAPITAL") setting forth (i) the Current Assets and Current Liabilities of the Pet Business and (ii) the Net Working Capital of the Pet Business, in each case as of 11:59 p.m. (Eastern Time) on the date immediately preceding the Closing Date. For purposes of this Agreement, (A) "CURRENT ASSETS" shall mean the current assets of the Pet Business that are included in the Purchased Assets, as determined in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") (consistently applied with the preparation of the Unaudited Financial Statements, except as set forth on Schedule 1.06(a)) including the aggregate of Inventory (net of reserves) and accounts receivable (net of reserves) and (B) "CURRENT LIABILITIES" shall mean the current liabilities of the Pet Business other than Retained Liabilities, as determined in accordance with U.S. GAAP (consistently applied with the preparation of the Unaudited Financial Statements, except as set forth on Schedule 1.06(a)) including accounts payable and accrued payroll and other accrued expenses, and
(C) "NET WORKING CAPITAL" shall mean Current Assets minus Current Liabilities. The Preliminary Statement of Working Capital shall be prepared in accordance with U.S. GAAP applied on a basis consistent with those applied by the Seller in connection with the Pet Business prior to the Closing Date (except as set forth on Schedule 1.06(a)) and shall reflect the results of the physical inventory count to be performed by or on behalf of the Buyer within seven (7) Business Days after the Closing Date. The parties acknowledge and agree that for purposes of determining Net Working Capital, (i) the cost of inbound freight and outbound freight shall be included in Inventory, (ii) overhead costs are calculated based upon the number of units sold, rather than the number of units produced, consistent with the Seller's past practice since January 1, 2002 and (iii) the percentage of the amount of reserves for Inventory (such percentage to be computed by comparing the dollar amount of Inventory reserves to the dollar amount of Inventory) shall be at least 95% of the amount of the percentage of the amount of such Inventory reserves on the Reference Balance Sheet (such percentage to be computed by comparing the dollar amount of the Inventory reserves to the dollar amount of Inventory on the Reference Balance Sheet), but determined without regard to reserves for items fully reserved for on the Reference Balance Sheet that are not included in Current Assets on the Preliminary Statement of Working Capital.

     (b) Review of Preliminary Statement of Working Capital. On or prior to the date on which the Preliminary Statement of Working Capital is due (as contemplated by Section 1.06(a)), the Seller shall deliver to the Buyer the Preliminary Statement of Working Capital. The Buyer and its independent accountants, Grant Thornton LLP ("BUYER'S ACCOUNTANTS"), may review the Preliminary Statement of Working Capital and in such review may make inquiry of the Seller and with prior notice to the Seller, its representatives, including KPMG LLP. The Seller will make available to the Buyer and to the Buyer's Accountants and their respective representatives, all books and records owned by the Seller relating to the Preliminary Statement of Working Capital reasonably necessary in connection with their review thereof (excluding the work papers of KPMG LLP to the extent not permitted by KPMG LLP). All such books and records and the contents thereof shall be deemed to be Confidential Material for purposes of the Confidentiality Agreement. The Preliminary Statement of Working Capital shall be binding and conclusive upon, and deemed accepted by, the Buyer unless the Buyer shall have notified the Seller in writing of any objections thereto consistent with the provisions of this
Section 1.06 within forty-five (45) days after the Buyer's receipt thereof, which notice shall specify in reasonable detail each item on the Preliminary Statement of Working Capital that the Seller disputes and the basis for such dispute (such written notice, an "OBJECTION NOTICE"). All items in the Preliminary Statement of Working Capital not disputed in the Objection Notice in the manner described in the preceding sentence shall be deemed binding and conclusive and accepted by the Buyer.

     (c) Disputes. Disputes between the Buyer and the Seller relating to the Preliminary Statement of Working Capital that cannot be resolved by the Buyer and the Seller within sixty (60) days after receipt by the Seller of the Objection Notice may be referred thereafter for a written decision at the request of either the Buyer or the Seller to a single partner of Deloitte & Touche LLP or at such other accounting firm as may be agreed to by both the Buyer and the Seller (the "ARBITER"). Promptly, but no later than ninety (90) days after its acceptance of its appointment as Arbiter, such Arbiter shall determine, based on presentations by the Buyer and the Seller, and, to the extent the Arbiter deems necessary, by independent review, those items in dispute on the Preliminary Statement of Working Capital and shall render a written report as to the resolution of each dispute and the resulting calculation of the Final Statement of Working Capital. The Arbiter shall have exclusive jurisdiction over, and resort to the Arbiter as provided in this
Section 1.06(c) shall be the sole recourse and remedy of the parties against one another or any other Person with respect to, any disputes arising out of or relating to the Preliminary Statement of Working Capital; and the Arbiter's determination shall be conclusive and binding on all of the parties hereto and shall be enforceable in a court of law. The Arbiter shall have the authority to determine only that an item in dispute on the Preliminary Statement of Working Capital shall be different from that set forth in the Preliminary Statement of Working Capital to the extent (i) that, except to the extent provided in
Schedule 1.06(a), (A) the item was not prepared or included in accordance with U.S. GAAP, or (B) if the item was prepared or included in accordance with U.S. GAAP, that U.S. GAAP was not applied on a basis consistent with that applied by the Seller in connection with the preparation of the Reference Balance Sheet, or (ii) that the item shall not comply with the final sentence of Section 1.06(a) (in the case of which, the Arbiter shall make a determination with respect to such item solely as provided in such final sentence). The fees of the Arbiter shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Buyer.

     (d) Final Statement of Working Capital. The Preliminary Statement of Working Capital shall become final and binding upon the parties hereto upon the earliest of (i) the failure by the Buyer to object thereto within the period permitted under, and otherwise in accordance with the requirements of, Section 1.06(b), (ii) the written agreement between the Buyer and the Seller with respect thereto and (iii) the decision by the Arbiter with respect to disputes under Section 1.06(c). The Preliminary Statement of Working Capital, as adjusted pursuant to the written agreement of the parties hereto or the decision of the Arbiter, when final and binding, is referred to herein as the "FINAL STATEMENT OF WORKING CAPITAL".

     (e) Adjustments to Purchase Price. As soon as practicable (but not more than five (5) Business Days) after the determination of the Final Statement of Working Capital in accordance with this Section 1.06:

          (i) subject to Section 1.06(f), there shall be an immediate downward adjustment in the Purchase Price equal to the excess, if any, of (A) $3,174,000 over (B) the Net Working Capital of the Pet Business as set forth on the Final Statement of Working Capital, in which case the Seller shall immediately pay to the Buyer in United States Dollars an amount equal to such adjustment in immediately available funds by wire transfer to an account or accounts designated by the Buyer;

          (ii) subject to Section 1.06(f), there shall be an immediate upward adjustment to the Purchase Price equal to the excess, if any, of (A) the Net Working Capital of the Pet Business as set forth on the Final Statement of Working Capital over (B) $3,174,000 in which case the Buyer shall immediately pay to the Seller in United States Dollars an amount equal to such adjustment in immediately available funds by wire transfer to an account or accounts designated by the Seller.

     (f) Minimum Adjustment. Any adjustment to Purchase Price provided for in this section is hereinafter referred to as the "PURCHASE PRICE ADJUSTMENT". Notwithstanding the foregoing in Section 1.06(e), no Purchase Price Adjustment shall be made by either party unless the amount of such Purchase Price Adjustment is equal to or greater than $75,000 and then only to the extent of such excess.

     (g) Allocation of Adjustment to Purchase Price. The Buyer and the Seller shall agree as to the adjustment to the allocation determined in accordance with Section 1.04 occasioned by any adjustment to the Purchase Price pursuant to this Section 1.06. Subject to the foregoing, for purposes of such adjustment to the allocation (i) any adjustment to the value of any Purchased Asset pursuant to this Section 1.06 shall give rise to a corresponding adjustment to the allocation to such asset and (ii) any adjustment to the amount of any Assumed Liability shall give rise to a corresponding adjustment to the allocation to the goodwill of the Pet Business.

                                  ARTICLE II

                                    CLOSING

     Section 2.01. Closing, Date. The closing of the transaction contemplated hereby (the "CLOSING") shall take place at the offices of Bingham Dana LLP, 150 Federal Street, Boston, Massachusetts, as soon as practicable, but in no event later than five (5) Business Days after satisfaction (or waiver) of the conditions set forth in Article VII (except for the conditions which by their terms are to be satisfied at or immediately prior to the Closing) or such other time or date as the Buyer and the Seller agree in writing. The time and date upon which the Closing occurs is herein referred to as the "CLOSING DATE". The Closing shall be deemed effective as of the opening of business on the Closing Date.

     Section 2.02. Instruments of Conveyance, Transfer, Assumption, Etc.

     (a) The Seller shall execute and deliver, or cause its Subsidiaries, mortgagees or lessees, as appropriate, to execute and deliver, to the Buyer at the Closing:

          (i) the Bill of Sale, the Assignment of Trademarks and such other instruments of conveyance as the Buyer may reasonably request in order to effect the sale of the Purchased Assets contemplated hereby;

          (ii) a receipt for the Purchase Price;

          (iii) the Technology Rights Agreement;

          (iv) the Supply Agreement;

          (v) an affidavit, sworn to under penalty of perjury, setting forth Seller's name, address and federal tax identification number and stating that the Seller is not a "foreign person" within the meaning of Section 1445 of the Internal Revenue Code of 1986, as amended, and the decisions, regulations and rulings pertaining thereto (the "CODE");

          (vi) such other documents and certificates as may be required to evidence the Seller's or its Subsidiaries' authority, and the authority of the person or persons executing documents on behalf of the Seller or its Subsidiaries, to consummate the transactions contemplated by this Agreement;

          (vii) a certificate of the Secretary of the Seller and each of its Subsidiaries certifying that the resolutions adopted by the Seller's or its Subsidiaries' Board of Directors attached thereto were duly and validly adopted and are in full force and effect;

          (viii) a certificate of the Secretary of each of the Seller and its Subsidiaries as to the incumbency of certain of such Seller's or Subsidiaries' officers and certifying that the copies the Seller's or its Subsidiaries' Charter and bylaws attached thereto are true and correct;

          (ix) each of the certificates and other documents contemplated by
     Section 7.02 hereof; and

          (x) such other agreements, certificates and other instruments required to be delivered by the Seller or its Subsidiaries under this Agreement or any of the other Transaction Agreements or as the Buyer or its counsel may reasonably request to consummate the transactions contemplated by this Agreement or the other Transaction Agreements.

     (b) The Buyer shall execute and deliver to the Seller at the Closing:

          (i) by wire transfer in immediately available funds to the account or accounts designated by the Seller, the Closing Payment;

          (ii) the Instrument of Assignment and Assumption and such other instruments as the Seller may reasonably request in order to effect the assumption by the Buyer of the Assumed Liabilities;

          (iii) a receipt for the Bill of Sale and the other instruments of conveyance described in Section 2.02(i);

          (iv) the Technology Rights Agreement;

          (v) the Supply Agreement;

          (vi) a certificate of the Secretary of each of the Buyer and the Parent certifying that the resolutions adopted by the Buyer's and the Parent's Boards of Directors attached thereto were duly and validly adopted and are in full force and effect;

          (vii) a certificate of the Secretary of each of the Buyer and the Parent as to the incumbency of certain officers of the Buyer and the Parent certifying that the copies of the Buyer's and the Parent's Charter and bylaws, as the case may be, attached thereto are true and correct;

          (viii) each of the certificates and other documents contemplated by
     Section 7.03 hereof, and

          (ix) such other agreements, certificates and other instruments required to be delivered by the Buyer under this Agreement or any of the other Transaction Agreements, or as the Seller or its counsel may reasonably request to carry out the purpose of this Agreement or the other Transaction Agreements.


                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

     The Seller represents and warrants to the Buyer that the statements contained in this Article III are true and correct, except as set forth in the disclosure schedule provided by the Seller to the Buyer on the date hereof (the "DISCLOSURE SCHEDULES"). The disclosures in any section, subsection, schedule or subschedule of the Disclosure Schedule shall (notwithstanding any specific schedule references in this Article III) qualify and apply to any and all other sections, subsections, schedules and subschedules of the Disclosure Schedule, unless a reasonable person would determine that the disclosure contained in such section, subsection, schedule or subschedule could not qualify or apply to any such other sections, subsections, schedules and subschedules of the Disclosure Schedule. For purposes of this Agreement, the phrase "to the knowledge of the Seller", "a matter of the Seller's knowledge" or any phrase of similar import shall refer to the actual knowledge of John Ambrose, Domenic Golato, Howard Kimball or Richard Mixon, after review of this Article III and the Disclosure Schedules and, as to each such person, such records relating to the Pet Business as he maintains or reviews in the normal course of his duties as an employee of the Seller or any of its Subsidiaries.

     Section 3.01. Organization, Standing and Power. The Seller and each of its Subsidiaries conducting operations in the Pet Business is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (which jurisdiction is listed opposite the Seller's or its Subsidiaries' name on Schedule 3.01 of the Disclosure Schedules) and has full corporate power and authority to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.
Schedule 3.01 contains a complete list of all Subsidiaries conducting operations in the Pet Business and the address of all principal executive offices maintained by the Seller and its Subsidiaries during the last five (5) years.

     Section 3.02. Authority, Execution and Delivery; Enforceability. Except for the approval by the Required Stockholder Vote of the Seller's stockholders of the sale of assets contemplated by this Agreement, (a) the Seller and each of its Subsidiaries has all requisite corporate power and authority to execute this Agreement and each of the other Transaction Agreements to which the Seller and/or its Subsidiaries is (or will be) a party, and to consummate the transactions contemplated hereby and thereby, (b) the execution and delivery by the Seller of this Agreement and the execution by the Seller and/or its Subsidiaries of each of the other Transaction Agreements to which the Seller and/or its Subsidiaries are (or will be) a party, and the consummation by the Seller and each such Subsidiary of the transactions contemplated hereby and thereby, has been duly authorized by all necessary corporate action on the part of the Seller and each such Subsidiary, (c) the Seller has duly executed and delivered this Agreement, and (d) this Agreement and the other Transaction Agreements constitute or will constitute, as the case may be, valid and binding obligations of the Seller and/or its Subsidiaries, enforceable against the Seller and/or its Subsidiaries in accordance with their respective terms.

     Section 3.03. No Conflicts; Consents. Except as set forth in Schedule 3.03 of the Disclosure Schedules, the execution and delivery by the Seller of this Agreement, and by the Seller and each of its Subsidiaries of each of the other Transaction Agreements to which the Seller or each such Subsidiary is (or will be) a party, does not, and the consummation of any transaction and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien or Encumbrance upon any of the Purchased Assets under, any provision of (i) the Seller's or any of its Subsidiaries' Charter or bylaws, (ii) any material Assumed Contract or material contract, lease, license, indenture, mortgage, note, bond, agreement, permit, concession, franchise or other instrument to which any of the Purchased Assets is bound or
(iii) except to the extent it would not individually or in the aggregate have a Material Adverse Effect on the Pet Business as conducted by the Seller on the date hereof, (A) any judgment, order, injunction, award, decree or writ ("JUDGMENT"), (B) any federal, state, local or foreign statute, law (including, common law), code, ordinance, rule or regulation enacted, adopted, issued or promulgated by any Governmental Entity ("APPLICABLE LAW") applicable to the Seller or any of its Subsidiaries, the Pet Business or any of the Purchased Assets or (C) any written request of any Governmental Entity. Except to the extent it would not individually or in the aggregate have a Material Adverse Effect on the Pet Business as conducted by the Seller on the date hereof, no consent, approval, license, permit, order or authorization ("CONSENT") of, or registration, declaration or filing with, or notice to ("FILING"), any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, including, without limitation, the FDA (a "GOVERNMENTAL ENTITY") or any Person party to any Assumed Contract or other issuer of any Permit, is required to be obtained or made by or with respect to the Seller or any of its Subsidiaries in connection with the execution, delivery and performance of any transaction contemplated by this Agreement or any other Transaction Agreements.

     Section 3.04. Financial Statements; Undisclosed Liabilities.

     (a) Footnotes 17, 17 and 19 of the Financial Statements for the fiscal years ended December 31, 1998, 1999 and 2000, respectively, fairly present in accordance with U.S. GAAP consistently applied throughout the periods indicated (and when reviewed as a part of, and with reference to, the Financial Statements), the revenues, operating profit (loss), depreciation and amortization, identifiable assets and capital expenditures of the Pet Business for the periods then ended.

     (b) Set forth on Schedule 3.04 of the Disclosure Schedules are the following additional financial statements of the Seller (the "UNAUDITED FINANCIAL STATEMENTS"): (i) unaudited statement of profit and loss of the Pet Business for the fiscal years ended December 31, 1998, 1999 and 2000, (ii) unaudited statement of profit and loss of the Pet Business for the 11 months ended November 30, 2001, (iii) unaudited balance sheet of the Pet Business at December 31, 2000 and (iv) unaudited balance sheet (the "REFERENCE BALANCE SHEET") of the Pet Business at November 30, 2001. The Unaudited Financial Statements were prepared from the accounting books and records of Seller and Seller's Subsidiaries used as a basis for the preparation of Seller's consolidated financial statements and present fairly in all material respects the net revenues, cost of goods sold, total cost of sales, gross profit, selling and marketing expenses, operating profit (loss), and income (loss) from continuous operations and, in the case of the Reference Balance Sheet, the Current Assets and Current Liabilities, of the Pet Business at the respective dates set forth therein, in each case in accordance with U.S. GAAP consistently applied, except as set forth in Schedule 3.04, as disclosed therein and as may be customary in the presentation of interim financial statements and segment reporting (including, without limitation, the absence of footnotes and being subject to year end adjustment). The reserve for accounts receivable set forth in the Reference Balance Sheet includes a reserve for product returns at November 30, 2001 and such reserve for product returns was prepared in accordance with U.S. GAAP consistently applied.

     (c) There are no liabilities, debts, obligations or claims relating to the Pet Business absolute or contingent, except (i) as and to the extent reflected or reserved against of any nature, on the Reference Balance Sheet; (ii) as to and to the extent set forth in the Disclosure Schedule and which a reasonable person would determine could apply to this paragraph; (iii) incurred since the date of the Reference Balance Sheet in the ordinary course of business consistent with prior practice; (iv) open purchase or sales orders or agreements for delivery of goods and services in the ordinary course of business consistent with prior practice, provided that, as of the Closing Date, neither the Seller nor any Subsidiary shall be in default thereunder; (v) liabilities, debts, obligations and claims (other than those relating to Taxes, Indebtedness, violations of Applicable Laws, including Environmental Laws, the Excluded Assets or the Retained Liabilities) which do not exceed $100,000 in the aggregate; and (vi) under the Assumed Contracts.

     Section 3.05. Absence of Certain Changes or Events. Since November 30, 2001 there has not been any:

     (a) Material Adverse Effect;

     (b) except as set forth in Schedule 3.05(b) of the Disclosure Schedules, change in accounting methods, principles or practices by the Seller or any of its Subsidiaries (other than pursuant to a change in U.S. GAAP or a statement of any appropriate accounting authority) materially affecting the Purchased Assets, liabilities or results of operations of the Pet Business;

     (c) waiver by the Seller or any of its Subsidiaries of any material right under any Assumed Contract or any Permit;

     (d) sale, lease, license or other disposition of, or subjecting to any Lien or Encumbrance of any material Intellectual Property or, except in the ordinary course of business consistent with past practice, any material sale, lease, license or other disposition of, or subjecting to any Lien or Encumbrance any other Purchased Assets;

     (e) acquisition or agreement to acquire any assets for use in connection with the Pet Business that are material, individually or in the aggregate, to the Pet Business, except purchases of Inventory or other assets in the ordinary course of business consistent with past practice;

     (f) (i) waiver by the Seller or any of its Subsidiaries of any material claims or rights related to the Pet Business and included in the Purchased Assets or (ii) waiver of any material benefits of, or agreement to modify in any material manner, any confidentiality, standstill or similar agreement to which the Seller or any its Subsidiaries is a party and relating to any of the Products, the Purchased Assets or the Pet Business;

     (g) termination (other than by lapse of time) or failure to renew any material Assumed Contract, or termination or failure to renew, or receipt of any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any material Permit; or

     (h) any damage, destruction or loss, whether or not covered by insurance, adversely affecting, either in any case or in the aggregate, any Purchased Asset or the Pet Business which had, individually or in the aggregate, a Material Adverse Effect.

     Section 3.06. Taxes. Except as set forth in Schedule 3.06 of the Disclosure Schedules,

     (a) For purposes of this Agreement, (i) "TAX" or "TAXES" shall mean all federal, state, local, provincial and foreign taxes and similar assessments, including all interest, penalties and additions imposed with respect to such amounts; (ii) "PRE-CLOSING TAX PERIOD" shall mean all taxable periods ending on or before the Closing Date and the portion of any taxable period prior to the Closing Date of any taxable period that includes (but does not end on) the Closing Date and (iii) "RETURNS" shall mean returns, reports or forms, including information returns filed or required to be filed with a taxing authority.

     (b) The Seller or its Subsidiaries has timely paid or accrued or has caused to be timely paid or accrued all Taxes relating to the Pet Business and each of the Purchased Assets shown to be due on any Tax Return. No Tax Liens have been filed and remain outstanding with respect to the Pet Business or any of the Purchased Assets, and no claims are being asserted in a writing received by the Seller or any its Subsidiaries with respect to any such Taxes.

     (c) Neither the Seller nor any of its Subsidiaries is bound by any agreement with respect to Taxes relating to the Pet Business or any of the Purchased Assets.

     (d) During the immediately preceding three (3) full years, with respect to the Pet Business and the Purchased Assets, there have not been (i) any Tax audits of the Seller by any Tax authority and, to the knowledge of the Seller, the Seller has not received any notice that any such audit will be commenced or
(ii) any rulings by any Tax authority requested by or issued to the Seller.

     Section 3.07. Workers' Injuries. Except as set forth in Schedule 3.07 of the Disclosure Schedules, there has not been during the past three (3) years, any actual or, to the knowledge of the Seller, threatened claims in writing of Transferred Employees for compensation for any material injury, disability or illness arising out of or relating to their employment by the Seller or any its Subsidiaries in connection with the Pet Business.

     Section 3.08. Litigation. There is (i) no material outstanding Judgment of any Governmental Entity against the Seller or any of its Subsidiaries relating to the Pet Business or any of the Purchased Assets, (ii) no suit, action, claim, dispute or legal, governmental, administrative, arbitration or regulatory proceeding ("PROCEEDING") pending or, to the knowledge of the Seller, threatened in writing against the Seller or any of its Subsidiaries relating to the Pet Business or any of the Purchased Assets, and (iii) no investigation by any Governmental Entity pending or, to the knowledge of the Seller, threatened in writing against the Seller or any of its Subsidiaries relating to the Pet Business or any of the Purchased Assets. None of the items set forth in Schedule 3.08 of the Disclosure Schedules, if adversely determined against the Seller or any or its Subsidiaries, would be material to the Pet Business or any of the Purchased Assets or adversely affect the ability of the Seller or any its Subsidiaries to consummate the transactions contemplated by this Agreement or any of the other Transaction Agreements.

     Section 3.09. Compliance with Applicable Laws. Except as set forth in
Schedule 3.09 of the Disclosure Schedules, to the Seller's knowledge, the Pet Business is (and during the past three (3) years has been) conducted in material compliance with all Applicable Laws. Neither the Seller nor any of its Subsidiaries has received any written communication during the past three (3) years from a Governmental Entity that alleges that the Pet Business is not conducted in material compliance with any Applicable Law. This Section 3.09 does not relate to matters with respect to Taxes or Environmental Laws.

     Section 3.10. Environmental Matters.

     (a) Except as set forth on Schedule 3.10:

          (i) to the best of Seller's knowledge, neither the Seller nor any of its Subsidiaries is in violation or alleged violation of any judgment, decree, order, license, rule or regulation issued, entered, promulgated and/or authorized by any Governmental Entity under, pursuant to and/or otherwise by operation of any applicable Environmental Laws with respect exclusively to the Plant and/or to its operations of the Pet Business at any time prior to the date of this Agreement;

          (ii) to the best of Seller's knowledge, neither the Seller nor any of its Subsidiaries have received actual written notice from any third party providing, (A) that the Seller or any of its Subsidiaries has been identified and/or named by the United States Environmental Protection Agency ("EPA") as a potentially responsible party ("PRP") under CERCLA with respect to a site listed on the National Priorities List, 40 C.F.R.
     Part 300 Appendix B (1986) as amended, or (B) that any Hazardous Substances generated, transported and/or disposed of by the Seller or any of its Subsidiaries on or at the Plant or otherwise exclusively in connection with its operations of the Pet Business at any time prior to the date of this Agreement have been specifically identified, located and/or found to exist at any site which is and/or has been the subject of any remedial investigation, removal or other response action pursuant to the requirements and/or mandates of any Environmental Laws;

          (iii) to the best of Seller's knowledge, neither the Seller nor any of its Subsidiaries have actually been or overtly been threatened in writing to be named as a party to any legal and/or administrative claim, lawsuit, action, cause of action, complaint and/or proceeding instituted, commenced and/or otherwise asserted by any third party seeking to recover from the Seller or any of its Subsidiaries costs, expenses, losses or damages of any kind whatsoever allegedly incurred and/or sustained by such third party as a proximate result of Seller's or any of its Subsidiaries' release of Hazardous Substances generated, handled, stored, treated, transported and/or disposed of on or at the Plant and/or otherwise exclusively in connection with its operations of the Pet Business at any time prior to the date of this Agreement;

          (iv) to the best of Seller's knowledge, neither Seller nor any of its Subsidiaries has used any portion of the Plant for the handling, manufacturing, processing, storage or disposal of Hazardous Substances, except in accordance with and as permitted by applicable Environmental Laws;

          (v) to the best of Seller's knowledge, there are no underground storage tanks or other underground storage receptacles formerly or presently used for the storage of any Hazardous Substances located on or at the Plant;

          (vi) to the best of Seller's knowledge, no actionable contamination levels of any Hazardous Substances regulated under applicable Environmental Laws are present on or at the Plant, including without limitation, the groundwater, surface water, soil and subsurface thereof, except in each case to the extent that the presence of any such Hazardous Substances thereon does not violate any applicable Environmental Laws;

          (vii) to the best of Seller's knowledge, there have been no actual releases (i.e., spills, leaks, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping) in actionable level amounts of any Hazardous Substances on, upon, into, at or from the Plant, except in accordance with and/or as otherwise permitted by applicable Environmental Laws;

          (viii) to the best of Seller's knowledge, any Hazardous Substances that have been used, handled, generated and/or stored by the Seller or any of its Subsidiaries on or at the Plant or otherwise exclusively in conjunction with its operations of the Pet Business at any time prior to the date of this Agreement have to the extent required by applicable Environmental Laws been transported offsite by independent, third-party haulers and/or carriers retained by Seller or its Subsidiaries, each of which such hauler and/or carrier having represented to Seller or its Subsidiaries that it was fully authorized and licensed by any and all necessary Governmental Entities in compliance with all applicable Environmental Laws to transport any and all such Hazardous Substances, to facilities for treatment and/or disposal, each of which such treatment and/or disposal facility having been represented to Seller or its Subsidiaries to be fully authorized and licensed by any and all necessary Governmental Entities in compliance with all applicable Environmental Laws to treat and/or dispose of any and all such Hazardous Substances;

          (ix) to the best of Seller's knowledge, except as set forth in
     Section 6.21 of this Agreement, the transactions set forth and to be made in accordance with the terms of this Agreement do not subject the Plant to, trigger and/or otherwise require compliance with any Environmental Laws regulating the performance of remedial actions and imposing other responsibilities in conjunction with the transfer of real property and/or sale, transfer or closure of an industrial establishment or other commercial enterprise.

     (b) The Seller and its Subsidiaries have furnished to or made available for inspection by the Buyer or its attorneys, accountants, consultants or other representatives, complete and accurate copies of all known documents in the Seller's or its Subsidiaries' custody, control or possession which contain any material information with respect to environmental liabilities associated with the environmental condition of and/or compliance with Environmental Laws applicable to the Plant and/or its operations of the Pet Business at any time prior to the date of this Agreement.

     Section 3.11. Intellectual Property.

     (a) Schedule 3.11(a) of the Disclosure Schedules sets forth a true and complete list of all material registered Intellectual Property. Notwithstanding anything to the contrary in this Agreement, the term "Intellectual Property" shall not include the Novasome Technology. For purposes of this Agreement, the term "INTELLECTUAL PROPERTY" means all patents, design patents, trademarks, trade names, domain names, Internet web sites, service marks, common law marks, trade dress and copyrights and applications therefor, royalty rights and other intellectual property and proprietary rights, whether or not subject to statutory registration or protection, owned, used, filed by or licensed to the Seller and any of its Subsidiaries that relate solely to the Products or any other Purchased Asset or the Pet Business. With respect to such material registered Intellectual Property, Schedule 3.11(a) sets forth a true and correct list of all jurisdictions in which such are registered or applied for, classifications for all trademarks, service marks and trade names, registration and application numbers, registration dates, expiration dates and the registered owners thereof. The Seller or its Subsidiaries own, and have the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, free and clear of any pledges, liens, charges, encumbrances, usufructs, defects in title, security interests and options, without payment of any kind to any other Person, all Technology and all Intellectual Property and the consummation of any transaction contemplated hereby or by any of the other Transaction Agreements will not conflict with, alter or impair any such rights, except to the extent such rights are transferred to the Buyer as provided in the Transactions Agreements. All items of Intellectual Property set forth on Schedule 3.11 are valid and in full force and effect, have not been abandoned or terminated, all renewals due through the Closing Date have been filed and are not subject to any pending cancellation or reexamination Proceeding or any other Proceeding challenging their extent or validity. The Seller or its Subsidiaries have all rights to the Intellectual Property as are necessary in connection with the conduct of the Pet Business as presently conducted.

     (b) Neither the Seller nor its Subsidiaries own or have rights in any trademark, trade name, domain name, Internet web site or service mark that is not part of the Purchased Assets that is confusingly similar to those set forth on Schedule 3.11(a) of the Disclosure Schedules.

     (c) Neither the Seller nor its Subsidiaries is bound by or a party to any agreement, contract, lease, option, license, commitment, instrument or any other binding obligation or arrangement (oral or written) relating to the Intellectual Property or the Technology (the "INTELLECTUAL PROPERTY CONTRACTS"). The Seller and its Subsidiaries (i) own all Intellectual Property and Technology free and clear of any claims of others and of all Liens (other than the Intellectual Property and Technology that is used pursuant to any Intellectual Property Contract set forth in Schedule 3.11(c) of the Disclosure Schedules) and (ii) have the legal right to use all of the Intellectual Property and Technology that is used pursuant to an Intellectual Property Contract set forth in Schedule 3.11(c) of the Disclosure Schedules. The Seller and its Subsidiaries have paid all material required filing and registration fees in connection with the Intellectual Property and the Technology. To the Seller's knowledge, none of the Intellectual Property or Technology violates, conflicts with or infringes any patents, design patents, trademarks, trade names, service marks, common law marks, domain names, trade dress, industrial property and copyrights and any other Intellectual Property rights and applications therefor of any other Person. Except as set forth in Schedule 3.11(c) of the Disclosure Schedules, (i) no claims are pending or, to the knowledge of the Seller or any of its Subsidiaries, threatened, against the Seller by any Person with respect to the ownership, validity, enforceability, effectiveness or use of any Intellectual Property or Technology and (ii) during the past three (3) years, neither the Seller nor any of its Subsidiaries has received any written communications alleging that the Seller or any of its Subsidiaries has violated any rights relating to any patents, design patents, trademarks, trade names, service marks, common law marks, domain names, trade dress, industrial property and copyrights and any other Intellectual Property rights and applications therefor of any Person or asserting any infringement, dilution, unfair competition or conflict with the asserted rights of any other Person in connection with the use by any of the Seller or any of its Subsidiaries of any of the Intellectual Property or Technology.

     (d) Except with respect to the Novasome Technology, the Seller or any of its Subsidiaries are the applicant of record in all pending patent applications and applications for trademark, trade name, service mark or copyright registration related to the Pet Business and no written action of opposition or interference or final refusal has been received by the Seller or any of its Subsidiaries in connection with any such application. Neither Seller nor any of its Subsidiaries is a party to or bound by any Contract or Judgment which limits the use by the Seller of any of the Intellectual Property or Technology (other than the Intellectual Property and Technology used pursuant to any Intellectual Property Contract set forth in Schedule 3.11(d)).

     (e) The Intellectual Property and the Technology has been maintained in confidence in accordance with protection procedures customarily used in the industries of the Seller and each of its Subsidiaries to protect rights of like importance. To the Seller's knowledge, no former or current officer or other employee of the Seller or any of its Subsidiaries has any claim against the Seller or any of its Subsidiaries in connection with such Person's involvement in the conception and development of any Intellectual Property or Technology and no such claim has been asserted or is threatened. None of the current officers and employees of the Seller or any of its Subsidiaries have any patents issued or applications pending for any device, process, design or invention of any kind now used by the Pet Business, which patents or applications have not been assigned to the Seller or its Subsidiaries.

     Section 3.12. Contracts.

     (a) Complete and correct copies of each of the Assumed Contracts other than purchase orders from suppliers and customers have been made available to the Buyer. None of the Assumed Contracts constitutes an agreement, contract, lease, option, license, commitment, instrument or any other binding obligation or arrangement (oral or written) by or to which the Pet Business, any of the Purchased Assets or the Products are bound or subject and which are material to the conduct of the Pet Business (collectively, the "CONTRACTS") which is a contract with any Affiliate of the Seller or any of its Subsidiaries or any director, officer, stockholder or employee of the Seller or any of its Subsidiaries.

     (b) Each of the Assumed Contracts is a valid and binding obligation of the Seller or its Subsidiaries which is a party to such Assumed Contract and, to the knowledge of the Seller, of the other party thereto, and is in full force and effect and is enforceable by the Seller or any of its Subsidiaries which is a party to such Assumed Contract in accordance with its terms. None of the Assumed Contracts shall as a result of the transactions contemplated by this Agreement be restricted in any manner having a Material Adverse Effect. The Seller and each of its Subsidiaries are not in material breach or default thereunder and, to the knowledge of the Seller, no other party to any of the Assumed Contracts is in breach or default thereunder. There have been no amendments of any material Assumed Contract. From June 30, 2001 through (and including) the date hereof, no Person which is a party to any Contract has informed the Seller in writing, nor to the Seller's knowledge, has any such Person informed the Seller, that it intends to change its current relationship with the Pet Business in any manner which would have a Material Adverse Effect.

     Section 3.13. Bonds. The Seller has no material outstanding bonds and other surety arrangements issued or entered into by the Seller or any of its Subsidiaries in connection with the Pet Business and operations of the Pet Business or any of the Purchased Assets.

     Section 3.14. Accounts Receivable, Accounts Payable.

     (a) All accounts receivable of the Pet Business as of the Closing Date, whether reflected on the Unaudited Financial Statements or subsequently created, have arisen from bona fide transactions in the ordinary course of business. Schedule 3.14(a) of the Disclosure Schedules sets forth a true and correct aged list of all accounts receivable of the Pet Business as of November 30, 2001.

     (b) Except as set forth in Schedule 3.14(b), all accounts payable of the Pet Business, whether reflected on the Unaudited Financial Statements or subsequently created, have arisen from bona fide transactions in the ordinary course of business. Schedule 3.14(b) of the Disclosure Schedules sets forth a true and correct aged list of all accounts payable of the Pet Business and includable in the Assumed Liabilities as of November 30, 2001.

     Section 3.15. Licenses; Permits. Schedule 3.15 of the Disclosure Schedule sets forth a true and complete list of all issued and pending product registrations (other than those set forth on Schedule 3.11 of the Disclosure Schedules), and any and all applications therefor, relating to the Products (the "PRODUCT REGISTRATIONS") and all Permits, in each case issued or granted to the Seller or any of its Subsidiaries by any Governmental Entity and used by the Seller or any of its Subsidiaries at any time during the past twelve (12) months solely in connection with the conduct of the Pet Business, identifies the Seller or its Subsidiary to which such Product Registration or Permit has been issued or granted and sets forth the period of validity of each such Product Registration and Permit. Each of such Product Registrations and each of such Permits has been validly issued or granted and is in full force and effect, and may be transferred to the Buyer to the extent such party meets the requirements of Applicable Law. No other product registrations relating to the Product or Permits are necessary in connection with the conduct of the Pet Business as presently conducted other than as set forth in Schedule 1.01(a)(vi) and other than product registrations and permits the absence of which would not have a Material Adverse Effect. Neither the Seller nor any of its Subsidiaries has received any unresolved written notice that it lacks any Product Registration it is required to have or any Product Registrations are under review by any Governmental Entity or subject to termination, suspension, modification, revocation or non-renewal for any reason, or that they will be subject to termination, suspension, modification, revocation or non-renewal as a result of the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or for any other reason.

     Section 3.16. Suppliers. Schedule 3.16 of the Disclosure Schedules is a true and complete list of all material suppliers of raw materials, packaging materials, or any other component of inventory of the Pet Business as of December 31, 2001 and the dollar amount of such raw materials or other supplies purchased by the Seller or its Subsidiaries from such supplier during the most recent full fiscal year. From June 30, 2001 through (and including) the date hereof, no such supplier has informed the Seller or any of its Subsidiaries in writing, nor, to the Seller's knowledge, has any such supplier informed the Seller or any of its Subsidiaries that it intends to change its current relationship with the Pet Business in any manner which would have a Material Adverse Effect.

     Section 3.17. Customers. Schedule 3.17 of the Disclosure Schedules contains a true and complete list of all material customers (including distributors) of the Pet Business as of November 30, 2001 which purchase any of the Products directly from the Seller or its Subsidiaries. Since November 30, 2001 neither the Seller nor any of its Subsidiaries has received any written complaint from any customer (not limited to those listed in Schedule 3.17 of the Disclosure Schedules) regarding Products with a value in excess of $25,000, nor has it had any Products returned by a customer or subsequent purchaser thereof with a value in excess of $25,000. From June 30, 2001 through (and including) the date hereof, no customer (including a distributor) has informed the Seller or any of its Subsidiaries in writing, nor, to the Seller's knowledge, has any such customer informed the Seller or any of its Subsidiaries that it intends to change its current relationship with the Pet Business in any manner which would have a Material Adverse Effect.

     Section 3.18. Real Property.

     (a) Neither Seller nor any of its Subsidiaries own, lease or sublease any real property or interests therein in connection with, or necessary for, the operation of the Pet Business as presently conducted, other than as set forth on Schedule 3.18 of the Disclosure Schedules.

     With respect to the Plant:

          (i) Neither the Seller nor any of its Subsidiaries have granted to any third party a right to use or occupy any portion of the Plant.

          (ii) No condemnation of the Plant, or any portion thereof, has occurred or to the knowledge of Seller is threatened.

          (iii) The occupancy and use of the Plant, or any portion thereof, in a manner consistent with the occupancy and use thereof by the Seller as contemplated by Section 6.13 will not violate or conflict with any covenants, conditions, restrictions or contractual obligations applicable thereto.

          (iv) Except as disclosed on Schedule 3.18, there are no restrictions of any nature on the Seller's ability, and Seller has sufficient title or other leasehold interest in the Plant, to permit the Seller to occupy and use the Plant as contemplated under Section 6.13.

          (v) All utilities necessary to operate the Plant in a manner consistent with the use thereof by the Seller (including without limitation, water, sewer, electricity and telephone facilities) are available to the Plant and there exists, to the knowledge of Seller, no proposed limitation in or reduction of the quality or quantity of the utility services to be furnished to the Plant.

     The Seller has all material Permits with respect to the ownership, use and occupancy of the Plant for the Pet Business. The current use and occupancy of the Plant for the Pet Business does not materially violate any such Permit, and no proceeding is pending or, to the knowledge of Seller or its Subsidiaries, is threatened, to revoke, suspend, modify or limit any Permit in a manner that would have a Material Adverse Effect. No Permit will be subject to revocation, suspension, modification or limitation as a result of this Agreement or the consummation of the transactions contemplated hereby.

     Section 3.19. Transactions with Affiliates.

     (a) There are no agreements, contracts, leases, options, licenses, commitments, instruments or any other binding obligations (oral or written) (the "AFFILIATE CONTRACTS") between the Seller, on the one hand, and any of its Subsidiaries or Affiliates, on the other hand, relating to the Products, the Purchased Assets or the Pet Business. Except as set forth in Schedule 3.19, after the Closing neither the Seller nor any of the Seller's Subsidiaries or Affiliates will own or have any interest in any assets, property (personal, tangible or intangible, but excluding real property) or contract or agreement necessary for the conduct of the Pet Business (other than the Excluded Assets).

     (b) After the Closing Date, no ingredient used to formulate the Products other than the Novasome Technology will need to be procured from the Seller or the Seller's Affiliates in order for the Buyer to be able to manufacture and sell the Products in a manner consistent with the manner such Products were manufactured and sold by the Seller.

     Section 3.20. Products. There are no published statements, citations or decisions by any Governmental Entity (including, without limitation, the United States Food and Drug Administration ("FDA")) stating that any of the Products is defective or unsafe for its intended uses or fails to meet any standards promulgated by any such Governmental Entity. During the 3-year period immediately preceding the Closing Date, there have been no recalls ordered by any Governmental Entity with respect to any of the Products. Since January 1, 1998 neither the Seller nor any of its Subsidiaries has received any written complaints of any injury or harm to any person or animal arising from use of a Product and to the Seller's knowledge there is no (i) fact relating to any of the Products that would impose upon the Seller or any of its Subsidiaries a duty to recall any of the Products or a duty to warn customers of a defect in any of the Products, (ii) latent or overt design, manufacturing or other defect in any of the Products or (iii) material liability for warranty claims or returns known to the Seller with respect to any of the Products not fully reflected on the Unaudited Financial Statements with respect to the periods covered by the Unaudited Financial Statements. Schedule 3.20 sets forth a description of all material Product warranty claims in excess of $5,000 for each of calendar years 2000 and 2001. The Product formulations being sold to the Buyer pursuant to Section 1.01(a)(iii), and each of the ingredients therein, conform in all material respects with all Applicable Laws and all written requests of all Governmental Entities, and such formulations and ingredients are in all material respects safe and, to the knowledge of the Seller, do not pose any risk of material injury or harm to any end-user when used in accordance with applicable instructions.

     Section 3.21. Employees and Benefit Plans.

     (a) Schedule 3.21(a) of the Disclosure Schedules sets forth the name, title, current annual salary or wages, current bonus or commissions, and vacation entitlements of, and the Benefit Plans offered by the Seller or any of its Subsidiaries to, each employee of the Seller or any of its Subsidiaries who is employed solely in the Pet Business (each a "PET BUSINESS EMPLOYEE"). Each Pet Business Employee is an employee-at-will. The Company has not agreed to pay any severance to any Pet Business Employee nor does it have a policy or standard practice of paying severance to its employees.

     (b) With respect to the Pet Business Employees, (i) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the Seller's knowledge, threatened in writing against the Pet Business; (ii) the Pet Business has not experienced any organized work stoppage in the last three (3) years; (iii) to the Seller's knowledge, none of the Pet Business Employees is a member of or represented by any labor union and there are no attempts of whatever kind and nature being made to, organize any of such Employees; (iv) no agreement (including any collective bargaining agreement), arbitration or court decision, decree or order or governmental order which is binding on the Pet Business (other than Applicable Law) in any material way limits or restricts the Seller or any of its Subsidiaries from relocating or closing any of its operations; and (v) there are no material charges, administrative proceedings or formal complaint of discrimination (including but not limited to discrimination based upon sex, age, marital status, race, national origin, sexual preference, handicap or veteran status) pending or, to the Seller's knowledge, threatened in writing against the Seller or any of its Subsidiaries.

     Section 3.22. Inventory. Except as set forth in Schedule 3.22 of the Disclosure Schedules, (i) all of the Inventory is in commercially acceptable condition, conforms in all material respects with the applicable warranties of the Pet Business and with all Permits, Applicable Laws and requests of all Governmental Entities, and (ii) the value at which the Inventory is carried is in accordance with U.S. GAAP consistently applied. The amount and mix of the items included in the Inventory is, and at the Closing Date will be, consistent with the past business practices of the Seller and its Subsidiaries relating to the conduct of the Pet Business.

     Section 3.23. Title. Except as set forth in Schedule 3.23 of the Disclosure Schedules, Seller and the Subsidiaries have and will convey to the Buyer good title to the Purchased Assets free and clear of all Liens and Encumbrances other than Permitted Liens.

     Section 3.24. Sufficiency of Assets. Except for the provision of various transition services by the Seller to the Buyer and the use and occupancy of the Plant by the Buyer, in each case as contemplated by Section 6.13, the Purchased Assets, the Plant, the Technology Rights Agreement and the Supply Agreement, in the aggregate, when utilized by a labor force substantially similar to that employed by the Seller with respect to the Pet Business on the date hereof, are sufficient for the conduct of the operations of the Pet Business as presently conducted by the Seller in all material respects, exclusive of executive, finance, accounting and other general and administrative functions.

     Section 3.25. Micro-Pak License Agreement. The Seller delivered to the Buyer a complete and correct copy of the License Agreement, dated as of December 13, 1995, between Igen, Inc. ("IGEN") and Micro-Pak, Inc. ("MICRO-PAK") and all amendments thereto (the "MICRO-PAK LICENSE AGREEMENT"). The Micro-Pak License Agreement is a valid and binding obligation of Igen and, to the Seller's knowledge, Micro-Pak and is in full force and effect and, to the Seller's knowledge, is enforceable by Igen in accordance with its terms. The Micro-Pak License Agreement shall not, as a result of the transactions contemplated by this Agreement be restricted in any manner having a Material Adverse Effect. Igen is not in material breach or default thereunder nor, to the knowledge of the Seller, is Micro-Pak in breach or default thereunder. There have been no oral or written modifications, amendments or waivers with respect to any of the terms of the Micro-Pak License Agreement.

     Section 3.26. Capitalization. As of the date hereof, the authorized capital stock of the Seller consists of 51,000,000 shares of capital stock of which 50,000,000 shares are shares of Common Stock, par value $0.01 per share (the "SELLER COMMON STOCK"), and 1,000,000 are shares of Preferred Stock, par value $0.01 per share (the "SELLER PREFERRED STOCK"). As of the close of business on the Business Day ending two Business Days prior to the date hereof,
(i) 11,269,320 shares of Seller Common Stock and no shares of Seller Preferred Stock were issued and outstanding and (ii) securities convertible into or exchangeable for 4,391,984 shares of the Seller Common Stock prior to July 1, 2002 were issued and outstanding.


                                  ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE BUYER

     The Buyer represents and warrants to the Seller as follows:

     Section 4.01. Organization, Standing and Power. Each of the Buyer and the Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has full corporate power and authority to conduct its businesses as presently conducted.

     Section 4.02. Authority; Execution and Delivery; Enforceability. Each of the Buyer and the Parent has all requisite corporate power and authority to execute this Agreement and each of the Transaction Agreements to which it is (or will be) a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Buyer and the Parent of this Agreement, and of each of the other Transaction Agreements to which it is (or will be ) a party, and the consummation by them of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Buyer or the Parent, as the case may be. Each of the Buyer and the Parent has duly executed and delivered this Agreement, and this Agreement and the other Transaction Agreements to which it is or will be a party constitute or will constitute, as the case may be, valid and binding obligations of the Buyer or the Parent, as the case may be, enforceable against it in accordance with their respective terms.

     Section 4.03. No Conflicts; Consents. Except to the extent it would not have a material adverse effect on the Buyer's or the Parent's ability to consummate the transactions contemplated by this Agreement or the Transaction Agreements to which it is a party, the execution and delivery by the Buyer and the Parent of this Agreement and the Transaction Agreements to which it is a party, does not, and the consummation of any transaction and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of its properties or assets under, any provision of (i) its organizational documents, (ii) any material contract, lease, license, indenture, mortgage, note, bond, agreement, permit, concession, franchise or other instrument to which it is a party or by which any of its properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Buyer or the Parent or its properties or assets. Except to the extent it would not have a material adverse effect on the ability of the Buyer or the Parent, as the case may be, to consummate the transactions contemplated hereby, no Consent of, or Filing with any Governmental Entity is required to be obtained or made by or with respect to the Buyer or the Parent in connection with the execution, delivery and performance the Agreement or any other Transaction Agreement.

     Section 4.04. Brokers. Except for Antares International Partners, Inc., no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby or by any of the other Transaction Agreements based upon arrangements made by or on, behalf of the Buyer or any of its Affiliates. The Buyer shall be responsible for, and will indemnify the Buyer and all of its Affiliates for all Losses relating to, any and all fees payable to Antares International Partners, Inc. in connection with the transactions contemplated by this Agreement.

     Section 4.05. Financing. The Buyer's existing financial resources are sufficient to enable the Buyer to consummate the transactions contemplated by this Agreement and the payment of all fees and expenses to be incurred by the Buyer in connection herewith. The Notoriety Statement of Societe Generale, SA dated November 28, 2001 provided by the Parent to the Seller is true and correct in all material respects. Such statement shall be deemed to be Confidential Material for purposes of the Confidentiality Agreement.


                                   ARTICLE V

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     Section 5.01. Conduct of Business by the Seller. Except for matters permitted or contemplated by this Agreement, from the date of this Agreement to the Closing Date, the Seller agrees to use commercially reasonable efforts to conduct the Pet Business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, to preserve intact the current business organization of the Pet Business, keep available the services of the current officers and employees employed in connection with the Pet Business and keep their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with the Pet Business to the end that its goodwill and ongoing business shall be in all material respects unimpaired at the Closing Date. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.01 or otherwise permitted or contemplated by this Agreement, from the date of this Agreement to the Closing Date, the Seller agrees that it shall not undertake any of the following actions without the prior written consent of the Buyer (unless such action is required by Applicable Law, in which case the Seller shall promptly notify the Buyer of such action).

     (a) acquire any assets for use in connection with the Pet Business that are material, individually or in the aggregate, to the Pet Business, except purchases of Inventory or other assets in the ordinary course of business consistent with past practice;

     (b) make any change in accounting methods, principles or practices (other than pursuant to a change in U.S. GAAP or a statement of any appropriate accounting authority) materially affecting the reported combined consolidated assets, liabilities or results of operations of the Pet Business (including the Purchased Assets);

     (c) sell, lease, license, pledge or otherwise dispose of or subject to any material Lien or Encumbrance any Purchased Assets, except sales of Inventory and excess or obsolete assets in the ordinary course of business consistent with past practice, or enter into a legally binding commitment to do any of the foregoing;

     (d) make any material change, revision, amendment or other modification to any Product labeling;

     (e) except as set forth in Schedule 5.01(e), make any material change, revision or other modification to the formulation of any of the Products other than in the ordinary course of business consistent with past practice;

     (f) make any change (or announce any prospective change) in prices, sales discounts or allowances or any other sales incentives in connection with the sale of any of the Products to distributors or customers of the Pet Business other than in the ordinary course of business consistent with past practice;

     (g) (i) waive any material claims or rights related to the Pet Business and included in the Purchased Assets or (ii) waive the material benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Seller or any of its Subsidiaries is a party and relating to the Pet Business or any of the Products or the Purchased Assets; or

     (h) authorize any of, or cause, commit or agree to take any of, the foregoing actions.

     Section 5.02. Other Actions. The parties hereto shall not, and shall not permit any of their respective Subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement becoming untrue or inaccurate in any material respect or (ii) any condition set forth in Article VII not being satisfied.

     Section 5.03. Release of Liens. The Seller shall cause any and all Liens and Encumbrances recorded against or applicable to the Purchased Assets to have been released, and the Seller shall furnish the Buyer with reasonably satisfactory evidence thereof.

     Section 5.04. Advise of Changes.

     (a) The Seller shall promptly advise the Buyer in writing of any fact, occurrence, change or event prior to the Closing which was required to have been disclosed but was not disclosed or, if it occurred or existed on or prior to the date hereof, would have been required to have been disclosed, on any of the Schedules to be delivered by the Seller to the Buyer pursuant to Article III including, without limitation, the Disclosure Schedules.

     (b) The Buyer shall promptly advise the Seller in writing of any fact, occurrence, change or event prior to the Closing which was required to have been disclosed but was not disclosed or, if it occurred or existed on or prior to the date hereof, would have been required to have been disclosed, on any of the Schedules to be delivered by the Buyer to the Seller pursuant to Article IV.

     Section 5.05. Supplements to Disclosure Schedules. From time to time prior to the Closing, the Seller shall deliver to the Buyer information that arises from an event that occurs on or after the date hereof, or with respect to a representation or warranty qualified by the Seller's knowledge from an event that occurred prior to the date hereof but which was not a matter of the Seller's knowledge as of the date hereof, supplementing or amending the representations, warranties and disclosures (including the Disclosure Schedules hereto) in order to make such information therein timely, complete and accurate. Such supplemental information furnished by the Seller shall identify the specific event. Subject to Section 8.02, any covenant, representation or warranty of the Seller affected by such supplemental information shall be deemed to have been amended accordingly.

     Section 5.06. Maintenance of Plant. The Seller agrees that between the date of this Agreement and the Closing Date, the Seller shall (i) maintain the Plant in substantially the same condition as exists on the date hereof, reasonable wear and tear excepted, (ii) operate the Pet Business in compliance with all Applicable Laws in all material respects, (iii) maintain in full force and effect all (or substantially similar) property and liability insurance policies on the Plant in effect as of the date hereof; and (iv) afford the Buyer and its representatives, reasonable access during normal business hours upon reasonable notice (and in a manner so as not to interfere with the normal business operations of the Seller and its Subsidiaries) to the Plant.


                                  ARTICLE VI

                             ADDITIONAL AGREEMENTS

     Section 6.01. Access to Information; Confidentiality. The Seller shall afford the Buyer and its officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours (and in a manner so as not to interfere with the normal business operations of the Seller and its Subsidiaries) during the period prior to the Closing Date to all its properties, books, contracts, commitments, personnel and records to the extent relating to the Pet Business, the Products or any of the Purchased Assets and, during such period, the Seller shall furnish promptly to the Buyer (i) a copy of each material report, schedule and other document to the extent relating to any of the Products, the Pet Business or any of the Purchased Assets filed by it during such period with any Governmental Entity,

(ii) a copy of any and all material correspondence to or from any Governmental Entity to the extent relating to any of the Products, the Pet Business or any of the Purchased Assets, (iii) detailed monthly financial data for the Pet Business (in any event not later than twenty (20) days (or, in the case of the month ended December 31, 2001, sixty (60) days) after the close of such month) and (iv) all other information concerning the Pet Business, the Products or any of the Purchased Assets as the Buyer may reasonably request. All information reviewed by the Buyer or its officers, employees, accountants, counsel, financial advisors or other representatives or furnished by the Seller to the Buyer pursuant to this Section 6.01 shall be deemed to be Confidential Material for purposes of the Confidentiality Agreement. No investigation by the Buyer shall affect the representations and warranties of the Seller.

     Section 6.02. Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, the Seller and the Buyer shall use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby or by the other Transaction Agreements, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and the making of all necessary Filings including, without limitation, filings with Governmental Entities, and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties (including, without limitation, in connection with any of the Assumed Contracts), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Agreement or the consummation of the transactions contemplated hereby or thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby or by the other Transaction Agreements and to fully carry out the purposes of each of the Transaction Agreements.

     Section 6.03. Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with the transactions contemplated by this Agreement and the other Transaction Agreements shall be paid by the party incurring such fees or expenses, whether or not the transactions contemplated hereby or thereby are consummated.

     Section 6.04. Public Announcements. The parties hereto agree that, from the date of this Agreement through the Closing Date, except as contemplated by this Agreement, no public release, announcement or any other disclosure concerning any of the transactions contemplated hereby or by any of the other Transaction Agreements shall be made or issued by any party hereto (without the consent of the Buyer (in the case of a disclosure by the Seller) or without the consent of the Seller (in the case of a disclosure by the Buyer)), except as the disclosing party reasonably believes such release, announcement or disclosure may be required by Applicable Law or stock market regulation, in which case, to the extent practicable under Applicable Law or stock market regulation, the party required to make the release, announcement or disclosure shall provide the other parties hereto with a copy of such release, announcement or disclosure in advance of such issuance or disclosure.

Notwithstanding the foregoing, any Party may announce or disclose any matter which the other Party has previously publicly announced or disclosed in accordance with the terms of this Section.

     Section 6.05. Advertising and Promotional Materials. The Buyer shall be permitted to use any and all product labels and advertising and promotional materials included in the Purchased Assets bearing the Seller's corporate name, logo's and product identification numbers until such materials are exhausted so long as, and solely to the extent that, such materials are "stickered" or otherwise identified as the Buyer's in accordance with the requirements of Applicable Law or Governmental Entity. The Buyer agrees to maintain quality standards equal to those maintained by the Seller at the time of Closing for so long as the Buyer shall continue to use any product labels or any advertising or promotional materials bearing the Seller's corporate name, logo's, or product identification numbers. The Buyer will not order any new, or replenish any, product labels or advertising or promotional materials bearing the Seller's corporate name, logo's or product identification numbers.

     Section 6.06. Proxy Statement, Stockholders' Meeting.

     (a) The Seller shall use commercially reasonable efforts to prepare and file with the U.S. Securities and Exchange Commission (the "SEC") as promptly as practicable, a proxy statement relating to the solicitation of votes of the Seller's stockholders authorizing the sale of assets contemplated by this Agreement (the "PROXY STATEMENT"). The Seller shall cause the Proxy Statement to be mailed to the Seller's stockholders as soon as practicable. The Buyer shall promptly provide the Seller with such information as it may reasonably request for inclusion in the Proxy Statement. The information provided and to be provided by the Seller and the Buyer, respectively, for use in the Proxy Statement shall be, as of the date of the stockholders' meeting contemplated therein, true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information not misleading, and the Seller and the Buyer each agree to correct any information provided by it for use in the Proxy Statement to the extent such information shall have become materially false or misleading.

     (b) The Seller will promptly notify the Buyer of (i) the receipt of any comments from the SEC and (ii) any request by the SEC for any amendments to the Proxy Statement or for additional information relating to the Proxy Statement. The Proxy Statement and any amendment thereto, and all mailings to the Seller's stockholders, in each case in connection with this Agreement and the transactions contemplated hereby shall be provided to the Buyer and its representatives prior to the filing or mailing thereof, as the case may be, in substantially the same form as proposed to be filed or mailed, as the case may be.

     (c) The Seller shall, as promptly as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of authorizing the sale of assets contemplated by this Agreement. Subject to Section 6.07 and its fiduciary duties, the Seller's Board of Directors shall recommend to its stockholders authorization of such matters.

     Section 6.07. Nonsolicitation.

     (a) Except as set forth in this Section 6.07 and for any public release, announcement or any other disclosure in accordance with the provisions of
Section 6.04, from the date of this Agreement through the Closing Date, the Seller shall not, nor shall it authorize or permit any of its Subsidiaries or any of its directors or executive officers or any agent or representative to
(i) solicit, initiate or affirmatively encourage the submission of a Competing Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action designed to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Competing Proposal.

     (b) To the extent a bona fide Competing Proposal is made to or received by the Seller after the date of this Agreement and prior to the Final Proposal Date, which Competing Proposal did not result from a breach of Section 6.07(a), and which the Board of Directors of the Seller determines in good faith is likely to lead to a Superior Proposal, the Seller may (i) furnish information with respect to the Seller to the Person making such Competing Proposal pursuant to a customary confidentiality agreement and (ii) participate in discussions or negotiations (including solicitation of a revised Competing Proposal) with such Person regarding any Superior Proposal made by such Person; provided, that, the Seller may not take any of the actions described in clauses
(i) and (ii) of this Section 6.07(b) unless and until the Seller provides to the Buyer (x) contemporaneous written notice of the Seller's intent to furnish information or enter into negotiations or discussions with such Person, (y) a copy of the confidentiality agreement entered into between the Seller and such Person, and (z) a copy of the material terms and conditions of the initial Competing Proposal that the Seller receives from any third party.

     (c) To the extent a Superior Proposal is made to or received by the Seller after the date of this Agreement and prior to the date twenty-five (25) days subsequent to the date hereof (the "FINAL PROPOSAL DATE"), which Superior Proposal did not result from a breach of this Section 6.07 and with respect to which Superior Proposal the Seller intends to pursue negotiations or discussions with a third party, the Seller shall provide the Buyer with a written notice indicating such intent and indicating the material terms of the Superior Proposal (a "SUPERIOR PROPOSAL NOTICE"). To the extent the Seller terminates such negotiations or discussions, the Seller shall provide the Buyer with written notice of such termination (the "TERMINATION NOTICE"). The Seller shall be required to provide to the Buyer with only one Superior Proposal Notice with respect to any Superior Proposal (including any amendments, changes or revisions thereto). The Seller's obligations under Section 6.06 shall be tolled during any time which the Seller is involved in negotiations with a third party with respect to any Superior Proposal in accordance with the provisions of this Section 6.07. Beginning on the date twenty-five (25) days subsequent to the date the Buyer receives a Superior Proposal Notice and ending on the date the Buyer receives a Termination Notice, the Buyer shall be entitled to terminate this Agreement. Upon any termination of this Agreement by the Buyer pursuant to this Section 6.07(c), (i) the Voting Agreement shall become void, will have no effect and terminate in its entirety and (ii) if such termination by the Buyer occurs after the date fourteen (14) days subsequent to the date the Buyer becomes entitled to terminate this Agreement pursuant to this Section 6.07(c), the Seller shall promptly pay to the Buyer the amount of any and all reasonable costs and expenses incurred by the Buyer in connection with this Agreement and the transactions contemplated hereby.

     (d) The Board of Directors of the Seller, in response to a Superior Proposal that Seller receives on or before the Final Proposal Date, and which Superior Proposal did not result from a breach of Section 6.07(a), may (i) withdraw or modify its recommendation to the Seller's stockholders to authorize the sale of assets contemplated by this Agreement or (ii) authorize the Seller to terminate this Agreement; provided, that, the Board of Directors of the Seller may not take any of the actions described in clauses (i) and (ii) of this Section 6.07(d) unless (x) the Buyer receives from the Seller, on or prior to the Final Proposal Date, a Superior Proposal Notice; (y) the Buyer does not make, prior to five (5) Business Days after its receipt of the Superior Proposal Notice, a counteroffer to the Seller that the Board of Directors of the Seller determines in good faith is at least as favorable as the Superior Proposal (including any amendments, changes or revisions thereto) (a "MATCHING OFFER"); and (z) the Board of Directors of the Seller determines in good faith after consultation with outside counsel, that with respect to the action described in clause (i), such action is necessary for such Board of Directors to act in a manner consistent with its fiduciary obligations and, with respect to the action described in clause (ii), such action is in the best interests of the Seller's stockholders; provided further, that, prior to any termination of the Agreement pursuant to this Section 6.07(d), notwithstanding whether or not the Buyer makes any Matching Offer, the Seller shall pay to the Buyer a termination fee in the amount of $750,000 (Seven Hundred Fifty Thousand Dollars) in addition to any and all costs and expenses incurred by the Buyer in connection with this Agreement and the transactions contemplated herein. In the event that this Agreement is terminated pursuant to this Section 6.07(d) the Voting Agreement shall become void, will have no effect and will terminate in its entirety.

     (e) Nothing in this Agreement shall be deemed to prohibit the Seller from taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934, as amended, or from making any required disclosure to the Seller's stockholders if, in the good faith judgment of the Seller's Board of Directors, after consultation with outside counsel, failure to so disclose would be inconsistent with its obligations under Applicable Law; provided, that, except as set forth in Section 6.07(d), in no event shall the Seller's Board of Directors withdraw or modify, or publicly propose to withdraw or modify, its position with respect to the authorization of the sale of assets contemplated by this Agreement.

     (f) For purposes of this Agreement:

          (i) "COMPETING PROPOSAL" means any proposal made by a third party for a merger, consolidation, dissolution, sale of assets, tender offer, recapitalization, share exchange or other acquisition of, or business combination involving, the Pet Business, other than the sale of assets to the Buyer as contemplated by this Agreement; provided, that, no proposal made by a third party for a merger, consolidation, dissolution, sale of assets, tender offer, recapitalization, share exchange or other acquisition of, or business combination involving, the Pet Business shall be deemed to be a Competing Proposal if the Board of Directors reasonably believes that such proposal (an "ACQUISITION PROPOSAL") contemplates of the Seller the assumption by such third party or an Affiliate thereof of all of the Seller's obligations under this Agreement (in which case, notwithstanding the provisions of Section 10.08, the Seller may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior approval (written or otherwise) of any other party hereto upon the consummation of such Acquisition Proposal and the written assumption thereof by such third party or Affiliate); and

          (ii) "SUPERIOR PROPOSAL" means any bona fide written Competing Proposal made by a third party (i) on terms which the Board of Directors of the Seller determines in its good faith judgment to be more favorable to the Seller's stockholders than the sale of assets contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement and (ii) that in the good faith judgment of the Seller's board of directors is reasonably capable of being completed on the material terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

     Section 6.08. Transferred Employees, Employee Matters. The Buyer shall offer employment, commencing on the Closing Date, to all of the Pet Business Employees, and to certain other employees of the Seller listed on Schedule 6.08 (such Pet Business and other employees being the "TRANSFERRED EMPLOYEES"). Any such offer of employment made by the Buyer shall be at the same salary and commission rate paid as of the date hereof to such Transferred Employee (or, if the Transferred Employee is hired after the date hereof, at such Employee's salary and commission rate at his date of hire) and with substantially comparable medical, dental, life and long-term disability insurance, vacation, sick leave and 401(k) benefits offered by the Seller or any of its Subsidiaries to such employees, as set forth on Schedule 3.21. The Seller shall be solely responsible at the Closing for any and all accrued benefit costs or any other liability under Seller's Benefit Plans with respect to any Transferred Employees, regardless of whether or not such Transferred Employees accept the Buyer's offer of employment, except to the extent that any such accrued benefit costs or any other liability is accrued on the Final Statement of Working Capital (in which case, such accrued benefit costs and such other liabilities so accrued shall be the sole responsibility of the Buyer). The Seller and its Subsidiaries shall not for two (2) years after the Closing attempt to solicit or induce any Transferred Employee to terminate his or her employment with the Pet Business; provided, that this sentence shall not apply to any such individual whose employment with the Buyer has been terminated or to any such individual who did not accept the Buyer's offer of employment set forth in the first sentence of this Section 6.08.

     Section 6.09. Transfer Taxes and Fees. All transfer, stamp, documentary, sales, use, registration, withholding and other similar Taxes and related fees (including penalties, interest and additions to Tax) required to be paid in connection with this Agreement or the transactions contemplated hereby shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Buyer. The Buyer shall bear all registration, filing and similar fees and expenses associated with the assignment, transfer or sale of the Intellectual Property and the Permits.

     Section 6.10. Intellectual Property Matters.

     (a) The parties hereto agree that the Buyer, in its sole discretion, shall be entitled to control the filing and recording of the assignments of the Intellectual Property contemplated by this Agreement.

     (b) Seller hereby grants and shall cause each of its Subsidiaries to grant, to the Buyer, as of the Closing Date, a royalty free, perpetual, non-exclusive license to use in the Pet Business any patents, trade secrets, know-how, processes and other technology other than the Novasome Technology which is not included in the Purchased Assets but is used as of the Closing Date both (i) in the Pet Business and (ii) in a business of Sellers and their Subsidiaries other than the Pet Business, which license may be assigned in whole or in part, without Seller's consent in connection with a sale or transfer of all or any portion of the Pet Business.

     Section 6.11. Accounts Receivable Collection. On the Closing Date or as soon thereafter as practicable, the Buyer shall send a letter from the Buyer, and to the extent commercially reasonable and reasonably acceptable to the Seller, to each of the obligors on the accounts receivable and other receivables included in the Purchased Assets (the "PURCHASED RECEIVABLES") informing each such obligor of the transfer of the Pet Business contemplated hereby and instructing them to remit all payments and other items in respect of the Purchased Receivables and all future accounts receivable of the Pet Business as directed in such letter. If the Buyer receives any payment with respect to any accounts receivable not included in the Purchased Assets (or, to the extent included in the Purchased Assets, if the Buyer receives any payment with respect to any accounts receivable in excess of the amount of accounts receivable (net of reserves therefor) set forth on the Final Statement of Working Capital), the Buyer shall reasonably promptly deliver such payment to the Seller; provided, that the Buyer shall not be required to deliver any such payment to the Seller more frequently than once per week. If the Seller or any of its Subsidiaries receives any payment with respect to any of the Purchased Receivables or any accounts receivable or other receivable for Products sold or services rendered after the Closing Date and included in the Purchased Assets, the Seller shall reasonably promptly deliver such payment to the Buyer; provided, that the Seller shall not be required to deliver any such payment to the Buyer more frequently than once per week. For each of the Purchased Receivables, any amounts received by Seller from the account customer shall be applied first to reduce the Purchased Receivables and then to the other amounts owed by such customer, except for amounts of any receivables as to which the account customer is disputing.

     Section 6.12. Confidentiality. From and after the date of this Agreement, the Seller shall not, and shall cause its Affiliates not to, disclose, divulge, furnish or make accessible to any Person, any information of a confidential nature or not generally known to the public relating to the Pet Business (collectively, the "CONFIDENTIAL INFORMATION"). The obligations of the Seller under this Section 6.12 are in addition to, and not in limitation or preemption of, all other obligations of confidentiality which the Seller may have to the Buyer pursuant to the Confidentiality Agreement or under any legal or equitable principles.

     Section 6.13. Transition Services Agreement.

     (a) Following the execution of this Agreement and prior to the Closing Date, the Seller and the Buyer shall negotiate in good faith a mutually acceptable transition services agreement (the "TRANSITION SERVICES AGREEMENT") detailing the terms and conditions of the services to be provided by the Seller to the Buyer and the terms and conditions (including, price and term) related to the provision of such services. The parties acknowledge that the transition services to be the subject of the Transition Services Agreement shall include computer and information technology support, telephone services and such other services as the Buyer and the Seller may mutually determine (collectively, the "TECHNICAL SERVICES"). At the Buyer's election exercised no later than thirty
(30) days prior to the date scheduled for the meeting of the Seller's stockholders contemplated by Section 6.06(c), the Transition Services Agreement shall include the exclusive use and occupancy by the Buyer of the Plant; provided, that, such use and occupancy shall be under the Terms of Occupancy.

     (b) For purposes of this Agreement, the term "TERMS OF OCCUPANCY" shall mean the exclusive use and occupancy of all of the Plant (except for storage and filing space consistent with the current use by the Seller and the room in which the Seller's autoclave is presently situated), which use and occupancy shall be consistent with the present use and occupancy thereof by the Seller, for the three-month period immediately following the Closing (with the option to continue such use and occupancy for up to two successive additional 6-month periods, upon the written notice of the Buyer to the Seller given no later than sixty (60) days prior to the end of the then current occupancy period), (i) at a price equal to $1.00 for each such occupancy period, (ii) where the Buyer reimburses the Seller on a monthly basis (within 10 days of the invoice therefor) for all costs incurred by the Seller with respect to the Plant during the Buyer's use and occupancy of the Plant that would customarily be paid by a tenant under a "triple net lease", other than those with respect to which the Buyer is entitled to indemnification pursuant to Sections 9.01(a)(iii), (iv) or
(v), and (iii) under such other terms and conditions as are commercially reasonable for a commercial lease of an industrial facility in Buena, New Jersey.

     (c) In the event that the Seller and the Buyer do not execute a Transition Services Agreement, the Seller agrees (i) to provide the Buyer with the Technical Services for a reasonable period following the Closing Date (not to exceed sixty (60) days) at reasonable prices and (ii) at the Buyer's election, exercised no later than thirty (30) days prior to the date scheduled for the meeting of the Seller's stockholders contemplated by Section 6(c), to permit the Seller to use and occupy the Plant under the Terms of Occupancy.

     (d) The execution of a Transition Services Agreement shall not be a condition to Closing hereunder.

     Section 6.14. Supply Agreement. The Buyer and the Seller shall enter into the Manufacturing and Supply Agreement, in the form attached hereto as EXHIBIT 1 (the "SUPPLY AGREEMENT") on or prior to the Closing.

     Section 6.15. Instrument of Assignment and Assumption. At the Closing, the Buyer shall execute and deliver the Instrument of Assignment and Assumption in the form attached hereto as EXHIBIT 2 (the "INSTRUMENT OF ASSIGNMENT AND ASSUMPTION").

     Section 6.16. [Intentionally Omitted]

     Section 6.17. Technology Rights Agreement. On or prior to the Closing, the Buyer and the Seller shall enter into the Technology Rights Agreement.

     Section 6.18. Accessible Financial Records. For a period of six (6) years following the Closing Date, the Seller shall afford the Buyer and its officers, employees, accountants, counsel, financial advisors and other representatives reasonable access during normal business hours (and in a manner so as not to interfere with the normal business operations of the Seller and its Subsidiaries) to all books, records, files and other data of the Seller or any of its Subsidiaries (including those stored electronically) of a financial nature relating to any of the Products, the Purchased Assets or the Pet Business (the "ACCESSIBLE FINANCIAL RECORDS") that have not been transferred to the Buyer pursuant to this Agreement because they do not relate solely to the Pet Business. Notwithstanding the foregoing, if the Seller's standard document retention policy would require or permit the Seller to destroy or dispose of any Accessible Financial Record prior to the 6th anniversary of the Closing Date, the Seller shall offer to deliver such Accessible Financial Record to the Buyer at the Buyer's sole cost and expense prior to such destruction or disposal. All information and data contained within Accessible Financial Records reviewed by the Buyer or its officers, employees, accountants, counsel, financial advisors or other representative and not relating to the Products, the Purchased Assets or the Pet Business shall be deemed to be confidential and shall be held in confidence by the Buyer and its officers, employees, accountants, counsel, financial advisors and other representatives.

     Section 6.19. Bulk Sales Laws. The Buyer and the Seller each hereby waives compliance with the provisions of the bulk transfer statute in each of the jurisdictions, if any, where such compliance would be required in connection with the transactions contemplated by this Agreement.

     Section 6.20. Noncompetition.

     (a) The Seller agrees that from the Closing Date through sixty (60) months after the date thereof, neither it nor any of its Subsidiaries shall, independently or through any other Person:

          (i) engage anywhere in the United States and Canada in any enterprise engaged in the business of manufacturing, packaging, marketing, selling or otherwise distributing animal health products (the "RESTRICTED BUSINESS") (and, for the purpose of clarity, with respect to marketing, telemarketing, on-line services and other forms of marketing, this activity shall be deemed to be conducted in any place where the mail, telephone communication, computer signal or other marketing medium is received); or

          (ii) acquire or own any interest in any entity engaged in a Restricted Business and which derives sales from the Restricted Business in an amount greater than 20% of its total sales from all of its businesses (provided that the Seller or any of its Subsidiaries may hereafter acquire an interest in any enterprise engaged in a Restricted Business so long as the Seller causes, to the extent it can so cause, such enterprise to use reasonable commercial efforts to divest, as soon as reasonably practicable, a portion of its interest in such Restricted Business such that the 20% sales test set forth above would not be exceeded after such divestiture or, if the Seller cannot so cause, the Seller divests its interest in such entity as soon as reasonably practicable).

     (b) Anything to the contrary herein notwithstanding, in no event shall this Section 6.20 prevent, or be deemed to prevent, the Seller or any Subsidiary of the Seller from:

          (i) engaging in any business anywhere in the world outside the United States and Canada;

          (ii) acquiring up to 10% (in the aggregate) of the outstanding common stock of any publicly traded company engaged in a Restricted Business;

          (iii) manufacturing, packaging, marketing, selling, distributing or otherwise using or licensing Novasome Technology and improvements thereto or other technology developed or acquired by the Seller or any of its Subsidiaries for use in products other than animal health products;

          (iv) exercising any of its rights or performing any of its obligations under the Supply Agreement; or

          (v) supplying (including the manufacture and packaging for) or licensing third parties with Novasome Technology (or products manufactured, formulated or otherwise made with or incorporating or containing Novasome Technology) for marketing, sale, distribution or other use by such third parties in products that are not Technology Products in the Field.

     (c) With respect to the restrictive covenants set forth in this Section 6.20, the Seller acknowledges and agrees that the restrictive covenants contained herein are reasonable as to time, scope and area and are not unduly burdensome on the Seller or its Subsidiaries.

     (d) The restrictive covenants contained herein are in addition to any rights the Buyer may have in law or at equity.

     Section 6.21. ISRA Compliance.

     (a) The Seller shall at its sole cost and expense obtain and provide to Buyer, as promptly as practicable but in no event later than the Closing Date, as to the transactions set forth in and to be made in accordance with the terms of this Agreement for the sale of the assets of the Pet Business, (i) a written determination from the New Jersey Department of Environmental Protection ("NJDEP") of the nonapplicability of the provisions of the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K, et seq., and the regulations promulgated thereunder (collectively "ISRA"), to the transactions set forth in this Agreement, issued by NJDEP in response to an Applicability Determination submitted to NJDEP by the Seller pursuant to N.J.A.C. 7:26B-2.2 (hereinafter referred to as a "LETTER OF NONAPPLICABILITY" or "LNA"), (ii) a Remediation In Progress Waiver pursuant to N.J.S.A. 13:1K-11.5 and N.J.A.C. 7:26B-5.4 issued by the NJDEP in response to a Remediation in Progress Application submitted by the Seller to NJDEP for the transactions set forth in this Agreement, (iii)

NJDEP's written approval of a Negative Declaration Certificate submitted by the Seller to NJDEP for the transactions set forth in this Agreement, (iv) NJDEP's written approval of a Remedial Action Workplan (as defined by ISRA) submitted by the Seller to NJDEP, or (v) an executed Remediation Agreement (as defined by ISRA) between the Seller and NJDEP.

     (b) Under any Remediation Agreement or Remedial Action Workplan submitted by Seller and approved by NJDEP in compliance with its obligations under ISRA to the extent such is applicable to the transactions set forth this Agreement for the sale of the assets of the Pet Business, the Seller shall be solely responsible for obtaining NJDEP approval of a Remediation Funding Source (as defined by ISRA), to the extent such may be required. In addition, in any such Remediation Agreement or Remedial Action Workplan, Seller shall be identified as the sole party responsible for (and Seller shall pay for): (i) compliance with the Remediation Agreement or Remedial Action Workplan and (ii) obtaining from NJDEP a No Further Action Letter under ISRA with respect thereto.

     Section 6.22. Products Liability Insurance. During each Products Liability Period, Seller shall maintain one or more insurance policies providing coverage for up to an aggregate amount of One Million Dollars per occurrence/Two Million Dollars aggregate with a $25,000 deductible per claim with respect to any Products Liability Claims that may be made against the Seller or any of its Subsidiaries during such Products Liability Period. Notwithstanding the foregoing, if the Seller is not able to obtain a policy on the terms specified in the preceding sentence, the Seller may obtain one or more insurance policies upon substantially similar terms for per occurrence/aggregate and deductible amounts, which terms shall be commercially reasonable.


                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     Section 7.01. Conditions to Each Party's Obligation to Effect the Closing. The respective obligation of each party to effect and complete the Closing is subject to the satisfaction or waiver (by each party) on or prior to the Closing Date of the following conditions:

     (a) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or by the other Transaction Agreements shall be in effect.

     (b) Transaction Agreements. All the Transaction Agreements shall have been executed and delivered by and to the respective parties to such agreements.

     (c) Stockholders' Approval. The sale of assets contemplated by this Agreement shall have been authorized by the affirmative vote of holders of a majority (or such higher number as may be required by Seller's Charter or bylaws or Applicable Law) of the outstanding shares of the Seller's capital stock outstanding as of the record date for the meeting of stockholders of the Seller contemplated by Section 6.06 (the "REQUIRED STOCKHOLDER Vote").

     Section 7.02. Conditions to Obligations of the Buyer. The obligations of the Buyer to effect and complete the Closing are further subject to the satisfaction or waiver of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct (i) as of the date of this Agreement and (ii) as of the Closing Date as though made on and as of the Closing Date, except in the case of each of the foregoing clauses (i) and (ii), (x) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (y) for changes contemplated by this Agreement and (z) where the failure to be true and correct (without regard to any materiality qualifications contained therein) individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect. The Buyer shall have received a certificate of the Seller signed on behalf of such Seller by a duly authorized officer of such Seller to such effect.

     (b) Performance of Obligations of the Obligations of Other Parties. The Seller shall have performed in all material respects all of its covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date, specifically including all such covenants and obligations as set forth in Articles V and VI hereof. The Buyer shall have received a certificate of the Seller signed on behalf of the Seller by a duly authorized officer of the Seller to such effect.

     (c) Consents and Approvals. All Consents set forth in Schedule 7.02 shall have been obtained and be in full force and effect and all Filings set forth in
Schedule 7.02 shall have been made with the appropriate Person, and the Buyer shall have been furnished with evidence reasonably satisfactory to it of the granting of such Consents or the submission of such Filings, as the case may be.

     (d) No Litigation. There shall not be pending any suit, action or proceeding by any Governmental Entity or any other Person (other than a Person asserting a claim based on a business or stockholder relationship with the Buyer), in each case that has a reasonable likelihood of success, (i) challenging the purchase by the Buyer of any of the Purchased Assets or seeking to restrain or prohibit the consummation of the transaction contemplated hereby or by any of the other Transaction Agreements or seeking to obtain from any of the parties hereto any damages with respect to the transactions contemplated by this Agreement, (ii) seeking to prohibit or limit the ownership or operation by the Buyer of the Pet Business or any portion of the Purchased Assets, or to compel the Buyer to dispose of or hold separate any portion of the Purchased Assets, as a result of the transaction contemplated hereby, or by any of the other Transaction Agreements, or (iii) seeking to prohibit the Buyer from effectively controlling any of the Purchased Assets.

     (e) Opinion of Counsel. The Buyer shall have received the opinion of Hale and Dorr LLP, counsel to the Seller, dated the Closing Date, addressed to the Buyer, substantially in the form attached hereto as EXHIBIT 3.

     Section 7.03. Conditions to Obligation of the Seller. The obligation of the Seller to effect and complete the Closing is further subject to the satisfaction waiver of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date as though made as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of such earlier date). The Seller shall have received a certificate signed on behalf of the Buyer by a duly authorized officer of the Buyer to such effect.

     (b) Performance of Obligations of the Buyer. The Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Seller shall have received a certificate signed on behalf of the Buyer by a duly authorized officer of the Buyer to such effect.

     (c) Consents and Approvals. All Consents set forth in Schedule 7.02 shall have been obtained and be in full force and effect and all Filings set forth in
Schedule 7.02 shall have been made with the appropriate Person, and the Seller shall have been furnished with evidence reasonably satisfactory to it of the granting of such Consents or the submission of such Filings, as the case may be.

     (d) No Litigation. There shall not be pending any suit, action or proceeding by any Governmental Entity or any other Person (other than a Person asserting a claim based on a business or stockholder relationship with the Seller), in each case that has a reasonable likelihood of success, (i) challenging the sale by the Seller of any of the Purchased Assets, (ii) seeking to prohibit or limit the ownership or operation by the Buyer of the Pet Business or any portion of the Purchased Assets, or to compel the Buyer to dispose of or hold separate any portion of the Purchased Assets, as a result of the transaction contemplated hereby, or by any of the other Transaction Agreements or (iii) seeking to prohibit the Buyer from effectively controlling any of the Purchased Assets.

     (e) Opinion of Counsel. The Seller shall have received the opinion of Bingham Dana LLP, counsel to the Buyer, dated the Closing Date, addressed to the Seller, substantially in the form attached hereto as EXHIBIT 4.

                                 ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     Section 8.01. Termination. This Agreement may be terminated at any time prior to the Closing:

     (a) by mutual written consent of the Buyer and the Seller;

     (b) by either the Buyer or the Seller upon written notice to the other

          (i) if the transactions contemplated hereby or by the other Transaction Agreements are not consummated on or before June 30, 2002 (the "OUTSIDE DATE"), unless the failure to consummate the transactions contemplated hereby is the result of a material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof (but not exceeding sixty (60) days in the aggregate) during which time the Seller's proxy solicitation materials described in Section 6.06 hereof are subject to review by, and comments from, the SEC until the date the SEC grants the Seller permission to distribute such materials to its stockholders;

          (ii) if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby or by the other Transaction Agreements and such order, decree, ruling or other action shall have become final and nonappealable; or

          (iii) if the stockholders of the Seller do not by the Required Stockholder Vote authorize the sale of assets contemplated hereby in which event the Seller shall promptly pay all the reasonable costs and expenses of the Buyer incurred in connection with this Agreement and the transactions contemplated herein, but in no event more than $300,000;

     (c) by the Seller pursuant to Section 6.07(d)(ii) upon written notice to the Buyer;

     (d) by the Buyer pursuant to Section 6.07(c) upon written notice to the Seller and

     (e) as provided in Section 8.02.

     Section 8.02. Additional Termination Rights. In the event the Buyer receives notice under Section 5.05 of a supplement or amendment to any Disclosure Schedule which discloses, or which together with any prior supplements or amendments pursuant to such section discloses, any change or effect which constitutes a Material Adverse Effect measured against the Disclosure Schedules with respect to such representations and warranties as of the date hereof, the Buyer may, prior to the 10th Business Day after its receipt of the applicable supplement pursuant to Section 5.05, terminate this Agreement.

     Section 8.03. Effect of Termination. In the event of termination of this Agreement by either the Buyer or the Seller as provided in Section 8.01, this Agreement shall forthwith become void ab initio and have no effect, without any liability or obligation on the part of any party hereto, other than the confidentiality provisions of Section 6.01, Section 6.03, Section 6.04, the fees and expenses provisions of Sections 6.07 and 8.01(b)(iii), this Section
8.03 and Article X, and except to the extent that such termination results from the willful breach by a party of any covenant set forth in this Agreement.

     Section 8.04. Extension; Waiver. At any time prior to the Closing Date, the parties may agree to (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any of the agreements of the other party contained in this Agreement or
(d) waive any condition to such party's obligation to effect and complete the Closing. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                   ARTICLE IX

                                INDEMNIFICATION

     Section 9.01. Indemnification.

     (a) The Seller shall indemnify the Buyer and its Affiliates and their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from any loss, liability, claim, damage or actual out-of-pocket expense (including reasonable legal fees and expenses) (collectively, a "LOSS") suffered or incurred by any such indemnified party to the extent arising from

          (i) any breach of any representation or warranty of the Seller which survives the Closing contained in this Agreement;

          (ii) any breach of any covenant or agreement of the Seller contained in this Agreement requiring performance after the Closing Date;

          (iii) any remediation, assessment or monitoring obligations or death or injury to persons or property relating to the presence of Hazardous Substances, other than those Hazardous Substances brought to or otherwise introduced at or introduced on the Plant by the Buyer or its agents, employees, representatives or independent contractors at any time during the period of Buyer's occupancy and use of the Plant, if any, (A) in, on, under or migrating from any property currently or formerly owned, operated or leased by the Seller or its Subsidiaries in connection with the Pet Business (including, without limitation, the Plant), whether known or unknown at Closing, or (B) at any other location if such Hazardous Substances were manufactured, generated, produced, used, stored, treated, recycled, transported, discharged, emitted or released by or on behalf of the Seller or any of its Subsidiaries at or from such location;

          (iv) any actual or alleged violation of any Environmental Law by the Seller or any of its Subsidiaries (A) with respect to the Plant other than a violation caused by an act or omission of Buyer or its agents, employees, representatives or independent contractors at the Plant during the period of Buyer's occupancy and use thereof, if any (other than violations which are a continuation of or arise as a result of conditions or violations which existed at the Plant at Closing) or (B) with respect to the Pet Business occurring prior to the Closing Date;

          (v) any breach by Seller of its obligations pursuant to Section 6.21 regarding ISRA compliance, and any liability or obligation of Buyer arising in connection with any ISRA filing required to be made by the Buyer upon the termination of the use and occupancy, if any, of the Plant by the Buyer unless such liability or obligation of the Buyer arises due to the handling, manufacturing, use, treatment, recycling, transporting, discharge, emission, generation, processing, storage, release or disposal of Hazardous Substances at or on the Plant by the Buyer or its agents, employees, representatives or independent contractors;

          (vi) any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Seller or any of its Subsidiaries; and

          (vii) the failure of the Buyer to obtain protections afforded by compliance with the notification and other requirements of the bulks transfer statutes in force in the jurisdictions, if any, in which such compliance would be required in connection with the transactions contemplated by this Agreement;

provided that, except in the case of fraud, (A) except for Losses attributable to a breach of a representation or warranty in Section 3.19, the Seller shall not be liable under Section 9.01(a)(i) unless and until the aggregate amount of Losses with respect to matters referred to in Section 9.01(a)(i) exceeds U.S. $200,000 (the "DEDUCTIBLE AMOUNT") and thereafter shall be liable for any and all Losses under Section 9.01(a)(i) only to the extent they exceed the Deductible Amount and (B) the Seller's maximum liability under Section 9.01(a)(i) shall not exceed $8,350,000.

     (b) The Buyer shall indemnify the Seller and its Affiliates and their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from any Loss suffered or incurred by any such indemnified party to the extent arising from

          (i) any breach of any representation or warranty of the Buyer which survives the Closing contained in this Agreement;

          (ii) any breach of any covenant or agreement of the Buyer contained in this Agreement requiring performance after the Closing Date;

          (iii) the Assumed Liabilities; and

          (iv) the operation of the Pet Business on and after the Closing Date;

provided that, except in the case of fraud, (A) except for Losses attributable to a breach of a representation or warranty in Section 4.04, the Buyer shall not be liable under Section 9.01(b)(i) unless and until the aggregate amount of Losses with respect to matters referred to in Section 9.01(b)(i) exceeds the Deductible Amount and thereafter shall be liable for any and all Losses under
Section 9.01(b)(i) only to the extent they exceed the Deductible Amount and (B) the Buyer's maximum liability under Section 9.01(b)(i) shall not exceed $8,350,000.

     Section 9.02. Termination of Indemnification. The obligations to indemnify and hold harmless a party hereto (i) pursuant to Sections 9.01(a)(i) and 9.01(b)(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 10.01 and (ii) pursuant to the other clauses of Sections 9.01(a) and 9.01(b) shall continue indefinitely; provided, however, that as to clause (i) above such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified or the related party thereto shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the Indemnifying Party.

     Section 9.03. Procedures Relating to Indemnification for Third Party Claims. In order for an indemnified party or any of its Affiliates or any of their respective officers, directors, employees, stockholders, agents or representatives (an "INDEMNIFIED PARTY") to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any Person (other than a party hereto) against such party (a "THIRD PARTY CLAIM"), such party must notify the indemnifying party (the "INDEMNIFYING PARTY") in writing, and in reasonable detail, of the Third Party Claim promptly after receipt by the Indemnified Party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification obligations set forth in this
Article IX except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, reasonably promptly after the Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

     If a Third Party Claim is made against the Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if the Indemnifying Party so chooses and acknowledges its obligation to indemnify the Indemnified Party therefor, to assume the defense thereof with counsel selected by the Indemnifying Party; provided that such counsel is not reasonably objected to by the Indemnified Party within 15 days after the Indemnified Party is advised in writing as to the selection of such counsel by the Indemnifying Party. Should the Indemnifying Party so assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal fees, costs and/or expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the Indemnifying Party), at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense.

     If the Indemnifying Party so elects to assume the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in the defense thereof. Such cooperation shall include, without limitation, the retention and (upon the Indemnifying Party's request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, neither the Indemnifying Party nor the Indemnified Party shall admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the other party's prior written consent (which consent shall not be unreasonably withheld); provided, that the consent of the other party will not be required if such admission of liability, settlement, compromise or discharge includes a complete release of such other party from further liability.

     Section 9.04. Procedures Related to Indemnification for Other Claims. In the event the Indemnified Party should have a claim against any Indemnifying Party under Section 9.01 that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party. The failure by such Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which it may have to such Indemnified Party under Section 9.01, except to the extent that the Indemnifying Party demonstrates that it has been prejudiced by such failure.

     Section 9.05. Exclusivity; Limitation; Reduction.

     (a) After the Closing, except in the case of fraud by the breaching party,
Section 9.01 shall provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement, or other claims arising out of this Agreement or the transactions contemplated hereby or the subject matter hereof.

     (b) In no event shall any party hereto be responsible for any Losses or other amounts that are damages to reputation or the like, or special, incidental, exemplary, consequential or punitive damages, except to the extent such Losses are components of awards or judgments in third party claims and except that the foregoing shall not restrict or limit any claim by the Seller for any diminution in the value of the Pet Business (including on a "multiple" basis) resulting from any misrepresentation, breach of warranty, covenant or other agreement by the Seller under this Agreement.

     (c) The amount of any Losses for which indemnification is provided under this Article IX shall be reduced by any related recoveries which the Indemnified Person has received under insurance policies or other related payments received from third parties (including defense, indemnity, contribution and setoff rights under the Assumed Contracts or by virtue of any of the other Purchased Assets).

                                   ARTICLE X

                               GENERAL PROVISIONS

     Section 10.01. Survival of Representations and Warranties. The representations and warranties in this Agreement or in any other document delivered in connection herewith shall survive the Closing and shall terminate as of the date which is fifteen (15) months after the Closing Date except for
(i) Section 3.06 which shall survive the Closing until thirty (30) days after the expiration of the applicable statute of limitations (giving effect to any extension thereof); (ii) the representations and warranties set forth in Sections 3.01, 3.02, 3.23, 4.01 and 4.02 which shall not terminate. This
Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing Date.

     Section 10.02. Notices. All notices, requests, claims, demands and other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand or sent by confirmed facsimile or email (with the original to follow by first class mail, postage prepaid) or sent, postage prepaid, by registered or certified mail or internationally recognized express courier service and shall be deemed given when so delivered by hand, email or facsimile or if mailed, five (5) days after mailing (two (2) business day in the case of overnight courier service) at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to the Buyer, to

            VETOQUINOL U.S.A., Inc.
            2000 Chemin Georges
            Lavaltrie, Quebec
            Canada J0K 1H0
            Attention:  Normand Robichaud
            Telephone:  450-586-2252
            Facsimile:  450-586-2511
            Email:  nrobichaud@vetoquinol.ca
            with a copy to:

            Bingham Dana LLP
            399 Park Avenue
            New York, NY  10022-4689
            Attention:  Craigh Leonard, Esq.
            Telephone:  212-318-7700
            Facsimile:  212-752-5378
            Email:  cleonard@bingham.com


            and to the Parent at the address set forth below.

     (b) if to the Seller, to

                IGI, Inc.
                Wheat Road & Lincoln Avenue
                P.O. Box 687
                Buena, NJ  08310-0687
                Attention: John Ambrose
                           Telephone:  856-697-1441
                           Facsimile:  856-697-2259
                           Email:  johnambrose@askigi.com


               With a copy to:

               Hale and Dorr LLP
               60 State Street
               Boston, MA  02109
               Attention:  Jeffrey N. Carp, Esq.
               Telephone:  617-526-6468
               Facsimile:  617-526-5000
               Email:  jeffrey.carp@haledorr.com

     (c) If to the Parent, to:

                VETOQUINOL S.A.
                Laboratoire Vetoquinol
                34, rue du Chene Sainte-Anne
                70200, Magny-Vernois, France
                Attention:  Etienne Frechin
                Telephone:  011-333-8462-5555
                Facsimile:  011-333-8462-5509
                Email:  etienne.frechin@vetoquinol.com
                with a copy to:

                Bingham Dana LLP
                399 Park Avenue
                New York, NY  10022-4689
                Attention:  Craigh Leonard, Esq.
                Telephone:  212-318-7700
                Facsimile:  212-752-5378
                Email:  cleonard@bingham.com

     Section 10.03. Definitions.

     (a) For purposes of this Agreement:

     "AFFILIATE" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

     "ASSIGNMENT OF TRADEMARKS" means the Assignment of Trademarks and Domain Names, to be dated as of the Closing Date, in substantially the same form attached hereto as EXHIBIT 5.

     "BENEFIT PLAN" means any employment bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, workers' compensation, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any of the Seller's or any of its Subsidiaries' current or former employees, officers or directors.

     "BILL OF SALE" means the bill of sale to be delivered by the Seller to the Buyer on the Closing Date in substantially the same form attached hereto as
EXHIBIT 6.

     "BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized to close.

     "CHARTER" means the Certificate of Incorporation of a corporation (for a Delaware corporation) or other similar document of any corporation or entity (for corporations or entities organized under the laws of other jurisdictions), as such document has been amended and restated to date.

     "ENCUMBRANCES" means all Liens, claims, rights of first refusal, assignments, preemptive rights, rights-of-way, easements, encroachments, restrictions, covenants, title retention agreements, indentures, security agreements or any other encumbrances of any kind, other than any Permitted Lien and other than any mechanic's, materialmen's, and similar liens, liens arising under worker's compensation, unemployment insurance, social security, retirement and similar legislation and liens on goods in transit incurred pursuant to documentary letters of credit.

     "ENVIRONMENTAL LAWS" means the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), the Federal Water Pollution Control Act, the Solid Waste Disposal Act, as amended, the Federal Clean Water Act, the Federal Clean Air Act, the Toxic Substances Control Act, as each may be amended from time to time, or any federal, state or local law, statute, regulation, ordinance or order relating to (i) pollution or the protection, preservation or restoration of the environment, or (ii) exposure to or the use, storage, recycling, treatment, generation, manufacture, processing, distribution, transportation, handling, labeling, production, emission, discharge, release or disposal or threatened release of Hazardous Substances (as such term in defined herein below in this Section 10.03).

     "FIELD" means the manufacture, packaging, marketing, selling or other distribution of products for use in the animal health business.

     "FINANCIAL STATEMENTS" means the audited consolidated balance sheets of the Seller for each of the fiscal years ended December 31, 1998, 1999 and 2000, respectively, and the related statements of operations, cash flow and stockholders' equity for the years then ended, and the related notes thereto accompanied by the report of an independent auditor included therein.

     "HAZARDOUS SUBSTANCES" means any hazardous waste as defined by 42 U.S.C. ss.6903(5), any hazardous substance as defined by 42 U.S.C. ss.9601(14), any pollutant or contaminant as defined by 42 U.S.C. ss.9601(33) or any toxic substance, oil or other hazardous materials or chemical (including, without limitation, asbestos in any form, urea formaldehyde or polychlorinated biphenyls) regulated by any Environmental Laws.

     "INDEBTEDNESS" means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, Inventory, services and supplies incurred in the ordinary course of such Person's business), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed,
(viii) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof) (other than forward or spot foreign currency exchange contracts entered into in the ordinary course of business consistent with past practice), (ix) all letters of credit issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business) and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

     "LIEN" means, with respect to any property or asset (or any income or profits therefrom) of any Person (in each case whether the same is consensual or nonconsensual or arises by Contract, operation of law, legal process or otherwise), (a) any mortgage, lien, encumbrance, pledge, attachment, levy or other security interest of any kind thereupon or in respect thereof, or (b) any other arrangement, express or implied, under which the same is subordinated, transferred, sequestered or otherwise identified so as to subject the same to, or make the same available for, the payment or performance of any Indebtedness, liability or obligation in priority to the payment of the ordinary, unsecured liabilities of such Person. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset. For purposes of this Agreement, the term "Lien" shall not include any Permitted Liens nor any mechanic's, materialmen's nor similar liens, liens arising under worker's compensation, unemployment insurance, social security, retirement and similar legislation nor liens on goods in transit incurred pursuant to documentary letters of credit.

     "MATERIAL ADVERSE EFFECT" means (i) a material adverse effect on the Pet Business, or Purchased Assets, operations, condition (financial or otherwise), or results of operations of the Pet Business, taken as a whole, (ii) a material adverse effect on the operation or use of any of the material Purchased Assets or the ability of the Seller to perform its material obligations under any of the Transaction Agreements, (iii) a material breach or cancellation of the Supply Agreement dated as of March 6, 2001 by and between Corwood Laboratory, Inc. and the Seller, or (iv) in the case of the Plant, the impairment of, or interference with, the present or continued use of the property subject thereto or affected thereby in any material respect, taken as a whole; provided, that in no event shall any of the following constitute a Material Adverse Effect:
(a) a change in the market price or the trading volume of the Seller's Common Stock, (b) failure of any one or more employees of the Seller or any of its Subsidiaries to accept employment with the Buyer, (c) conditions affecting the animal health industry generally or the United States or global economies, (d) conditions resulting from the announcement and the pendency of the transactions contemplated by this Agreement and the Transaction Agreements, or (e) the mere fact of the Seller's failure to meet internal projections or forecasts, analysts' expectations or published revenue or earnings predictions, for the Pet Business or otherwise.

     "NOVASOME TECHNOLOGY" means any technology, intellectual property, trade secrets, processes and other property licensed, provided or used or permitted to be licensed, provided or used under the Micro-Pak License Agreement, including any enhancements, advances, modifications and improvements to such technology, intellectual property, trade secrets, processes or other property made or developed by Micro-Pak or the Seller or any of its Subsidiaries to which (and to the extent) the Seller or any of its Subsidiaries has rights.

     "PARENT" means Vetoquinol S.A., a societe anonyme organized under the laws of France.

     "PERMITTED LIENS" means Liens for taxes, assessments or governmental charges which are not yet due and payable or that, subject to adequate security for payment, are being properly contested in good faith by the Seller.

     "PERSON" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

     "SUBSIDIARY" (including "SUBSIDIARIES") means any corporation, joint venture, partnership, limited liability company or other entity of which the Seller, directly or indirectly, owns or controls a majority of the capital stock or other equity interests and that is engaged solely in any aspect of the Pet Business.

     "TECHNOLOGY RIGHTS AGREEMENT" means the Technology Rights Agreement, to be dated as of the Closing Date, by and between the Buyer and the Seller in the form attached hereto as EXHIBIT 7.

     "TECHNOLOGY PRODUCTS" means all product lines or product categories in the field known as: (i) shampoos, if such products contain any of the active ingredients contained in any products of the Pet Business that are shampoos that exist on the date hereof or existed at any time prior hereto;

     (ii) creme rinses, if such products contain any of the active ingredients contained in any products of the Pet Business that are creme rinses that exist on the date hereof or existed at any time prior hereto;

     (iii) moisturizing sprays or ear cleansers, to the extent such sprays or ear cleansers, as the case may be, are formulated with 100% Novasome Technology; and

     (iv) hand cremes.

     A product which is a Technology Product shall cease to be a Technology Product if the Novasome Technology in its formulation is reduced to a de minimis amount compared to the amount of Novasome Technology in its formulation in effect on the date hereof (or, if the product has been discontinued prior to the date hereof, its formulation on the date that its use was discontinued).

     "TRANSACTION AGREEMENTS" means, collectively, this Agreement, the Instrument of Assignment and Assumption, the Bill of Sale, the Assignment of Trademarks, the Technology Rights Agreement, the Transition Services Agreement (if entered into as contemplated by Section 6.13), the Supply Agreement and the Confidentiality Agreement.

     "VOTING AGREEMENT" means the Stockholder Voting Agreement by and among the Buyer and certain shareholders of the Seller as listed therein, in the form attached hereto as EXHIBIT 8.

     (b) The following terms have the meanings set forth in the Sections set forth below:

           Term                                                 Section

           Accessible Financial Records                         6.18

           Term                                                 Section

           Affiliate                                            10.03(a)
           Affiliate Contracts                                  3.19
           Agreement                                            Preamble
           Applicable Law                                       3.03
           Arbiter                                              1.06(c)
           Assignment of Trademarks                             10.03(a)
           Assumed Contracts                                    1.01(a)(v)
           Assumed Liabilities                                  1.02(a)
           Benefit Plan                                         10.03(a)
           Bill of Sale                                         10.03(a)
           Business Day                                         10.03(a)
           Buyer                                                Preamble
           Buyer's Accountants                                  1.06(b)
           Charter                                              10.03(a)
           Claims                                               1.01(a)(xv)
           Closing                                              2.01
           Closing Date                                         2.01
           Closing Payment                                      1.03
           Code                                                 2.02(a)(v)
           Competing Proposal                                   6.07(f)(i)
           Confidential Information                             6.12
           Confidentiality Agreement                            6.01
           Consent                                              3.03
           Contracts                                            3.12
           Current Assets                                       1.06(a)
           Current Liabilities                                  1.06(a)
           Deductible Amount                                    9.01(a)
           Disclosure Schedules                                 Article III
           Encumbrances                                         10.03(a)
           Environmental Laws                                   10.03(a)
           Excluded Assets                                      1.01(b)
           FDA                                                  3.20
           Field                                                10.03(a)
           Filing                                               3.03
           Final Proposal Date                                  6.07(c)
           Final Statement of Working Capital                   1.06(d)
           Financial Statements                                 10.03(a)
           Governmental Entity                                  3.03
           Hazardous Substances                                 10.03(a)
           Indebtedness                                         10.03(a)
           Indemnified Party and Indemnifying Party             9.03
           Igen                                                 3.25
           Instrument of Assignment and Assumption              6.15
           Intellectual Property                                3.11(a)

           Term                                                 Section

           Intellectual Property Contracts                      3.11(c)
           Inventory                                            1.01(a)(i)
           ISRA                                                 6.21
           ISRA Clearance                                       6.21
           Judgment                                             3.03
           Lien                                                 10.03(a)
           Loss                                                 9.01(a)
           Manufacturing Equipment                              1.01(b)(ii)
           Matching Offer                                       6.07(d)
           Material Adverse Effect                              10.03(a)
           Micro-Pak                                            3.25
           Micro-Pak License Agreement                          3.25
           Net Working Capital                                  1.06(a)
           NJDEP                                                6.21
           Novasome Technology                                  10.03(a)
           Objection Notice                                     1.06(b)
           Outside Date                                         8.01(b)(i)
           Parent                                               10.03(a)
           Permits                                              1.01(a)(vi)
           Permitted Liens                                      10.03(a)
           Person                                               10.03(a)
           Pet Business                                         Preamble
           Pet Business Employee                                3.21(a)
           Plant                                                1.01(b)(ii)
           Pre-Closing Tax Period                               3.06(a)
           Preliminary Statement of Working Capital             1.06(a)
           Proceeding                                           3.08
           Product Registrations                                3.15
           Products                                             Preamble
           Products Liability Claims                            1.02(a)(v)
           Products Liability Period                            1.02(a)(v)
           Proxy Statement                                      6.06(a)
           Purchase Price                                       1.02(a)
           Purchase Price Adjustment                            1.06(f)
           Purchased Assets                                     1.01(a)
           Purchased Receivables                                6.11
           Reference Balance Sheet                              3.04(b)
           Retained Liabilities                                 1.02(c)
           Restricted Business                                  6.20(a)(i)
           Returns                                              3.06(a)
           Required Stockholder Vote                            7.01(c)
           SEC                                                  6.06(a)
           Seller                                               Preamble
           Seller Common Stock                                  3.26

           Term                                                 Section

           Seller Preferred Stock                               3.26
           Subsidiary and Subsidiaries                          10.03(a)
           Superior Proposal                                    6.07(f)(ii)
           Superior Proposal Notice                             6.07(c)
           Supply Agreement                                     6.14
           Tax and Taxes                                        3.06(a)
           Technical Services                                   6.13(a)
           Technology                                           1.01(a)(iii)
           Technology Products                                  10.03(a)
           Technology Rights Agreement                          10.03(a)
           Termination Notice                                   6.07(c)
           Terms of Occupancy                                   6.13(b)
           Third Party Claim                                    9.03
           Transaction Agreements                               10.03(a)
           Transferred Employees                                6.08
           Transition Services Agreement                        6.13(a)
           Unaudited Financial Statements                       3.04(b)
           USDA                                                 3.20
           U.S. GAAP                                            1.06(a)
           Voting Agreement                                     10.03(a)


     Section 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, such term or other provision will be interpreted so as to best accomplish the intent of the parties within the limits of Applicable Law.

     Section 10.05. Counterparts. This Agreement and each of the Transaction Agreements may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement and each of the Transaction Agreements may be executed via facsimile.

     Section 10.06. Entire Agreement; No Third-Party Beneficiaries.

     (a) Each of the representations, warranties, covenants and agreements of any party hereto contained in any Schedule or Exhibit (including, without limitation, the Disclosure Schedules) hereto or any certificate delivered by or on behalf of such party pursuant to Sections 7.02 or 7.03 of this Agreement will be deemed incorporated and contained in this Agreement and will constitute representations, warranties, covenants and agreements or qualifications thereto of such party. This Agreement together with the Confidentiality Agreement, supersedes any other agreement, whether written or oral, that may have been made or entered into by any party with respect to the subject matter hereof; provided that, in the event that any provision of the Confidentiality Agreement conflicts with any provisions of this Agreement, the provisions of this Agreement shall prevail. This Agreement (including the Schedules and Exhibits hereto), together with the other Transaction Agreements, constitutes the entire agreement by and among the parties hereto with respect to the subject matter hereof and there are no agreements or commitments by or among such parties or the Affiliates with respect to the subject matter hereof except as expressly set forth herein. No investigation or receipt of information by or on behalf of the Buyer will diminish or obviate any of the representations, warranties, covenants or agreements of the Seller under this Agreement or the conditions to obligations of the Buyer under this Agreement.

     (b) Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto and their respective permitted successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     Section 10.07. Amendments. No modification or amendment of this Agreement and no waiver of any of the terms or conditions hereof shall be valid or binding unless made in writing and executed by all of the parties hereto (in the case of modification or amendment) or by the party giving such waiver (in the case of waiver).

     Section 10.08. Assignment, Successors in Interest. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Prior to the Closing, no party may assign either this Agreement or any of its rights, interests or obligation hereunder without the prior written approval of the other party. No assignment of this Agreement by any party without the consent of the other party shall release such party of its obligations hereunder. In no event under this Agreement shall the Seller ever be required to secure the consent of more than one (1) of the Buyer or the Parent.

     Section 10.09. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws (and not the law of conflicts) of the State of New York.

     Section 10.10. Interpretation.

     (a) Unless the context otherwise requires, (i) all references made in this Agreement to a Section, Schedule or an Exhibit are to a Section, Schedule or an Exhibit of or to this Agreement, (ii) each term defined in this Agreement has the meaning ascribed to it, (iii) "OR" is disjunctive but not necessarily exclusive, (iv) words in the singular include the plural and vice versa. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "INCLUDE," "INCLUDES" or "INCLUDING" are used in this Agreement, they shall be deemed to be followed by the words "WITHOUT LIMITATION."

     (b) In the event of an ambiguity or question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the extent to which any such party or its counsel participated in the drafting of any provision hereof or by virtue of the extent to which any such provision is inconsistent with any prior draft hereof.

     (c) All references to "$" or dollar amounts are to lawful currency of the United States of America.

     (d) All documents and correspondence relating to this Agreement and the other Transaction Agreements shall be in the English language.

     Section 10.11. Waiver. The failure of any of the parties to enforce at any time any of the provisions of this Agreement or the other Transaction Agreements shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any other Transaction Agreement or any part hereof or thereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of or noncompliance with this Agreement or any other Transaction Agreement shall be held to be a waiver of any other subsequent breach or noncompliance.

     Section 10.12. Payments. Unless otherwise provided, all payments required to be made pursuant to this Agreement or the other Transaction Agreements shall be made in U.S. Dollars in the form of cash or by wire transfer or immediately available funds to an account designated by the party receiving such payment.

     Section 10.13. The Parent Guaranty. The Parent hereby unconditionally guarantees the due and punctual performance of all of the Buyer's obligations under this Agreement and under all of the Transaction Agreements. This guaranty is an irrevocable guaranty of payment (and not just of collection) and shall continue in effect notwithstanding any extension or modification of the terms of this Agreement or any other act or event which might otherwise operate as a legal or equitable discharge of such guarantor under this Section 10.13. The Parent hereby waives all special suretyship defenses and notice requirements.

     Section 10.14. Submission to Jurisdiction; Waiver of Jury Trial. Except as provided in Section 1.06, each party hereto (i) submits to the non-exclusive jurisdiction of any state or federal court sitting in the State of New York in any action or proceeding arising out of or relating to this Agreement or the Transaction Agreements, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (iii) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the Transaction Agreements in any other court and (iv) WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION AGREEMENTS. Each party hereto hereby waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required to any other party hereto with respect thereto. Any party hereto may make service on another party hereto by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10.02. Nothing in this Section 10.14, however, shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

     Section 10.15. Specific Performance. The parties hereto acknowledge that the Buyer may be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Seller and its Subsidiaries set forth in Sections 6.01, 6.06, 6.07, 6.12, 6.13 and 6.20. Accordingly, it is agreed that, in addition to any other remedies that may be available to the Buyer upon any such violation, the Buyer shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Buyer at law or in equity. Nothing contained in this Section 10.15 shall release the Seller or any of its Subsidiaries from any liability arising from any breach by it of its representations, warranties, covenants or agreements in this Agreement.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, all as of the date first written above.

                                     THE SELLER:

                                     IGI, INC.


                                     By_________________________________
                                       Name:
                                       Title:

                                     THE BUYER:

                                     VETOQUINOL U.S.A., INC.


                                     By_________________________________
                                       Name:
                                       Title:

                                     THE PARENT:

                                     By its signature below, the Parent
                                     becomes a party to this Agreement
                                     with respect to Article X only.

                                     VETOQUINOL S.A.



                                     By_________________________________
                                       Name:
                                       Title: